UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

[NOTICE: This Notice of Convocation is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

Securities code: 8306

June 8, 2020

NOTICE OF CONVOCATION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 15th Annual General Meeting of Shareholders (the “Meeting”) of Mitsubishi UFJ Financial Group, Inc. (the “Company”) will be held as described below.

As a result of careful consideration given the current state of infection of the novel coronavirus, we have decided to hold the Annual General Meeting of Shareholders with suitable measures to prevent the infection. In order to prevent further spread of the infection, please exercise your voting rights in advance in writing or electronically (via the Internet), instead of attending the Annual General Meeting of Shareholders in person. In addition, we would also like to inform you that entry to the venue may be denied due to admission restrictions.

Please review the attached “Reference Materials Concerning the General Meeting of Shareholders” and exercise your voting rights by 5:10 p.m. on Friday, June 26, 2020, following the procedure described on page 3 to 5.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Hironori Kamezawa
Member of the Board of Directors, President & Group CEO
(Representative Corporate Executive)
7-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo

PARTICULARS

1. Date and Time of the Meeting:	Monday, June 29, 2020, at 10:00 a.m.
(Reception scheduled to open at 9:00 a.m.)

2. Place of the Meeting:	Hiten Main Banquet Hall, Grand Prince Hotel New Takanawa
at 3-13-1 Takanawa, Minato-ku, Tokyo

3. Matters to be dealt with at the Meeting:

Matters for Reporting:	The Business Report for the 15th Fiscal Year (from April 1, 2019 to March 31, 2020), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee.

Matters for Resolution:

First Item of Business	Appropriation of Surplus

Second Item of Business	Election of 16 (sixteen) Directors

If any matter included in the Reference Materials Concerning the General Meeting of Shareholders, the Business Report, the Financial Statements, and the Consolidated Financial Statements is to be modified, we will disclose the details of such modification on our website.

The Company website : https://www.mufg.jp/

Exercise of Voting Rights

Please review the “Reference Materials Concerning the General Meeting of Shareholders” on page 6 onward and exercise your voting rights by either of the following methods:

Exercise of voting rights in writing (voting right exercise form)

Please indicate your votes for or against the propositions on the enclosed voting right exercise form and send the completed form to the Company by return mail.

Deadline: Friday, June 26, 2020, to reach the Company no later than 5:10 p.m.

Exercise of voting rights via the Internet Please see page 4 to 5 for details.

Please access the voting right exercise website (https://evote.tr.mufg.jp/) (Japanese only) via the Internet and exercise your voting rights.

Please scan the “smartphone voting right exercise website login QR code” to exercise voting rights via smartphone

You can access the voting right exercise website without entering a voting rights exercise code and a password.

Please see next page for details.

Exercise of voting rights by attending the Meeting in person

We strongly recommend that you refrain from attending the meeting in person.

If attending, please submit the enclosed voting right exercise form at the reception.

You are also kindly requested to bring this Notice of Convocation for your reference at the Meeting.

*

In the case of attendance by proxy, please present, to the receptionist at the Meeting, a document evidencing authority of the proxy to act as such, together with the voting right exercise form. Please note that such proxy must be one shareholder of the Company entitled to exercise its own voting rights at the Meeting.

Date and time of the Meeting: Monday, June 29, 2020 at 10:00 a.m.

Exercise of voting rights via smartphone

You can access the voting right exercise website without
entering a “voting rights exercise code” and a “password”
by scanning the “smartphone voting right exercise website
login QR code.”

*Voting rights can be exercised only once using the above
method.

Deadline: 5:10 p.m., Friday, June 26, 2020
1. Scan the QR code	Please use your smartphone to scan the “smartphone voting right exercise website login QR code” on the bottom right of the enclosed voting right exercise form.
*QR code is a registered trademark of DENSO WAVE INCORPORATED.
2. Select a method of exercising voting rights	Access the URL shown on the screen to display the voting right exercise website screen. There are two methods of exercising voting rights available.
3. Select a vote for or against each proposal	Select your vote for or against for each proposal by following the instructions on the screen.
4. Complete your vote	If there are no problems with the details shown on the confirmation screen, click the “Send” button and complete your vote.

Please Note:

Should you wish to change the content of your votes after having once exercised your voting rights, you will need to scan the QR code again and input the ‘voting rights exercise code’ and ‘password’ indicated on the voting right exercise form.

Exercise of voting rights via the Internet

*Exercise of voting rights via the Internet includes exercise of voting rights using an electronic voting rights exercise platform.

Please access the voting right exercise website (https://evote.tr.mufg.jp/) via the Internet and exercise your voting rights.		Deadline: 5:10 p.m., Friday, June 26, 2020

Notes
1. Access the voting right exercise website (screen on PC)

•  Please note that we request shareholders who exercise their voting rights via the Internet to change their “temporary password” on the voting right exercise website in order to prevent unauthorized access (“spoofing”) by third parties other than shareholders and to prevent tampering with the contents of the voting.

•  A new “login ID” and “temporary password” will be provided each time when a General Meeting of Shareholders is convened.

•  Internet access fees, communication charges, etc. incurred in accessing the voting right exercise website from your PC, smartphone or mobile phone are to be borne by the shareholders.

For inquiries regarding exercise of voting rights via the Internet (Help desk)

Securities Transfer Agency Division,

Mitsubishi UFJ Trust and Banking Corporation

0120-173-027 (toll-free within Japan)

Business hours: From 9:00 a.m. to 9:00 p.m.

(1) Click “Go to the next page.”
2. Log in	(2) Use your “login ID” and “temporary password” provided on the bottom-right of the voting right exercise form.
(3) Click “Log in.”
3. Register your password

(4)   Enter the “temporary password” in the “current password” field and enter a new password of your choice in both the “new password input field” and the “new password input field (for confirmation).” Please be careful not to forget your password.

◾ Information for Institutional Investors Institutional investors may use an “electronic voting rights exercise platform” as a method of exercising the voting rights.

Handling of the voting rights exercised multiple times

1. Please be advised that if you exercise the voting rights both in writing and via the Internet, the contents of the voting rights exercised via the Internet shall be deemed valid.

(5) Click “Send.”

2. Please be advised that if you exercise the voting rights multiple times via the Internet, the last exercise of the voting rights shall be deemed valid. Similarly, if you exercise the voting rights redundantly via PC, smart phone and mobile phone, the last exercise of the voting rights shall be deemed valid.

Hereafter, please enter your approval or disapproval by following the instructions on the screen.

[TRANSLATION]

REFERENCE MATERIALS CONCERNING

THE GENERAL MEETING OF SHAREHOLDERS

Items of Business and Reference Matters

First Item of Business                Appropriation of Surplus

MUFG’s basic policies call for continuously seeking to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance with solid equity capital and strategic investment for growth.

MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, with a dividend payout ratio target of 40%. MUFG will flexibly repurchase its own shares as part of its shareholder return strategies in order to improve capital efficiency. Also, in principle, MUFG will hold a maximum of approximately 5% of the total number of issued shares, and cancel the shares that exceed this amount.

Based on these policies, MUFG proposes the year-end dividend of ¥12.5 per share. Combined with the interim dividend of ¥12.5 per share, annual dividends will total ¥25 per share, an increase of ¥3 per share over the previous fiscal year.

Matters concerning the year-end dividend:

1. Kind of dividend property
Cash
2. Matters concerning allocation and
the total amount of dividend property
Ordinary Shares ¥12.5 per share ¥160,918,704,350 in total
3. Date on which dividends from surplus
shall be effective
June 30, 2020

Second Item of Business             Election of 16 (sixteen) Directors

The terms of office of all directors will expire at the close of this Meeting. Therefore, based on the decision of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act), you are hereby requested to elect 16 (sixteen) directors.

The candidates are as follows.

Each of the 9 (nine) candidates for outside directors meets the Company’s “Independence Standards for Outside Directors.” The 16 (sixteen) candidates for directors are composed of 12 (twelve) male candidates and 4 (four) female candidates (accounting for 25% of the candidates).

No.	Candidate’s Name	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies	Expertise
					Corporate management	Finance	Financial accounting	Law
1	(Ms.) Mariko Fujii	1	Member of the Board of Directors Nominating Member Compensation Member Risk Member (Chairperson)	1	—	●	—	—
2	(Mr.) Keiko Honda	—		1	—	●	—	—
3	(Ms.) Kaoru Kato	1	Member of the Board of Directors Audit Member	0	●	—	—	—
4	(Mr.) Haruka Matsuyama	6	Member of the Board of Directors Nominating Member Compensation Member Risk Member (Chairperson)	3	—	—	—	●
5	(Mr.) Toby S. Myerson	3	Member of the Board of Directors Risk Member	0	—	—	—	●
6	(Mr.) Hirofumi Nomoto	1	Member of the Board of Directors Nominating Member Compensation Member	4	●	—	—	—
7	(Mr.) Yasushi Shingai	2	Member of the Board of Directors Audit Member Risk Member	2	●	—	●	—
8	(Ms.) Tarisa Watanagase	3	Member of the Board of Directors Risk Member	1	—	●	—	—
9	(Mr.) Akira Yamate	5	Member of the Board of Directors Audit Member (Chairperson)	0	—	—	●	—

No.	Candidate’s Name	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
10	(Mr.) Junichi Okamoto	3	Member of the Board of Directors Audit Member	0
11	(Mr.) Ritsuo Ogura	—	Member Executive Officer	0
12	(Mr.) Nobuyuki Hirano	10	Member of the Board of Directors Chairman (Corporate Executive)	3
13	(Mr.) Kanetsugu Mike	3	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	0
14	(Mr.) Saburo Araki	2	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	0

15	(Mr.) Iwao Nagashima	—	Deputy Chairman (Representative Corporate Executive)	0
16	(Mr.) Hironori Kamezawa	1	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	0

Candidate for Outside Director
Candidate, being as a non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
Candidate for independent director provided for by Tokyo Stock Exchange, Inc.

Nominating Member:	Member of the Nominating and Governance Committee
Audit Member:	Member of the Audit Committee
Compensation Member:	Member of the Compensation Committee
Risk Member:	Member of the Risk Committee

(Reference) Composition, etc. of the Board of Directors

Composition

The board of directors as a whole shall have an appropriately balanced composition that provides a deep understanding of the Group’s business and a wealth of knowledge and expertise on finance, financial accounting, risk management and compliance and so forth in order to ensure its effectiveness, and shall meet the following requirements in particular.

Appropriate balance	The board of directors shall have a balanced composition consisting of internal directors who are familiar with the business of MUFG and independent outside directors who oversee management and directors from an independent and objective standpoint.
Ensure independence	The percentage of independent outside directors, in principle, shall be more than half.
Oversight of the Group’s management	To ensure the effectiveness of oversight of MUFG Group’s management by the board of directors, the Presidents of MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Securities Holdings Co., Ltd. will, in principle, also serve as directors of the Company.

Policy for Election of Members of Directors

For election of directors, the Nominating and Governance Committee shall set forth director election standards focusing on the following and nominate persons who meet such standards as director candidates.

[Outline of Election Standards for Directors]

Qualities of those entrusted as managers	Directors shall have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value of MUFG over the medium- to long-term.
Qualities of independent outside director	Independent outside directors shall have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of the MUFG.
Ability of executive directors	Executive directors shall have extensive knowledge of MUFG Group’s business and the ability to appropriately perform management of MUFG.

Term of Office and Concurrent Posts of Directors

Term of office of directors	The term of office of directors shall be 1 (one) year. In discussions and decisions by the Nominating and Governance Committee on a candidate for reappointment, the number of years since such candidate assumed the office of a director of MUFG shall be considered.
Directors with concurrent posts	A director may concurrently serve as a director, corporate auditor, executive or corporate officer at a company other than MUFG Group company only to the extent such directors is able to have enough time required to appropriately fulfill the duties as a directors of MUFG, such as understanding the business and other aspects of the MUFG Group, and the directors shall report periodically to the board of directors on such concurrent posts.

MUFG Independence Standards for Outside Directors

1.	(1)

The person does not serve as an executive director, Corporate executive, executive officer, manager or other employee (hereinafter “Executive”) of the Company or its subsidiaries, and has not served as an Executive of the Company or its subsidiaries in the 10 years prior to his or her appointment.

(2)

If the person at some time during the 10 years prior to his or her appointment had served as a Director, accounting advisor or corporate auditor (excluding a person who served as an Executive) of the Company or its subsidiaries, he or she had not served as an Executive in the 10 years prior to his or her appointment as such Director, accounting advisor or corporate auditor.

2.	(1)	The person is not a person or an Executive thereof who deals with the Company or its major subsidiaries*[1] as a major business partner*[2] and has not been an Executive thereof in the last 3 years.

(2)	The person is not a major business partner or an Executive thereof of the Company or its major subsidiaries, and has not been an Executive thereof in the last 3 years.

3.

If the person is a consultant, accounting expert or legal expert, he or she has not received more than an average of 10 million yen per year in monetary or other assets from the Company excluding executive compensation, in the last 3 years, and is not an employee or other member of an accounting and law firms which deals with the Company as a major business partner*[3].

4.

The person is not a spouse or a relative within the second degree of kinship of a Director, corporate executive, executive officer of the Company or its subsidiaries or a person whose independence from the Company has not been deemed to be assured by reason of Requirements 2 and 3 above.

5.	The person is not a current major shareholder*[4] of the Company or an Executive thereof.

6.

The person is not an audit corporation or an employee or other member of such audit corporation of the Company or its subsidiaries, and has not engaged in the audit operations of the Company or its subsidiaries as such employee in the last 3 years.

*1 Major subsidiaries:	MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holding Co., Ltd.
*2 Major business partner:	Based on the criterion of 2% or more of annual consolidated net sales (annual consolidated gross profits in the case of the Company).
*3 Major business partner:	Based on the criterion of 2% or more of annual net sales.
*4 Major shareholder:	Shareholder holding 10% or more of total voting rights

Number of Years in Office as Outside Director 1 year	Number 1 Mariko Fujii
Date of Birth: March 9, 1955 (Age: 65) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	12/12 (100%)
	Member of the Compensation Committee	Compensation Committee	5/5 (100%)
Member of the Risk Committee (Chairperson)

Career summary
	April 1977	Joined the Ministry of Finance
	July 1997	Director of International Affairs and Research Division, Customs and Tariff Bureau of the Ministry of Finance
	April 1999	Associate Professor of Research Center for Advanced Science and Technology of the University of Tokyo
	March 2001	Professor of Research Center for Advanced Economic Engineering of the University of Tokyo
	April 2004	Professor of Research Center for Advanced Science and Technology of the University of Tokyo (National University Corporation)
	June 2014	Outside Director of Electric Power Development Co., Ltd.
	October 2015	Resigned from Professor of Research Center for Advanced Science and Technology of the University of Tokyo (National University Corporation)
Resigned from Outside Director of Electric Power Development Co., Ltd.
	October 2015	Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
	June 2016	Professor Emerita of the University of Tokyo (incumbent)
	January 2019	Retired from Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
	June 2019	Outside Director of NTT DATA CORPORATION (incumbent) Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Outside Director of NTT DATA CORPORATION
Reason for proposing as candidate for Outside Director

After serving at the Ministry of Finance, Ms. Fujii has served in various important positions, including Professor of Research Center for Advanced Science and Technology of the University of Tokyo and Ambassador Extraordinary and Plenipotentiary of Japan and has built expertise and abundant experience in the areas of finance and economy through her career. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence
Ms. Fujii meets the Company’s “Independence Standards for Outside Directors.”

Number 2 Keiko Honda
Date of Birth: September 27, 1961 (Age: 58) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0

Career summary
April 1984	Joined Bain & Company Japan, Inc.
May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
July 1989	Joined McKinsey & Company Inc. Japan
July 1999	Partner of McKinsey & Company Inc. Japan
July 2007	Director (Senior Partner) of McKinsey & Company Inc. Japan
July 2013	Chief Executive Officer of Multilateral Investment Guarantee Agency, World Bank Group
October 2019	Retired from Chief Executive Officer of Multilateral Investment Guarantee Agency, World Bank Group
January 2020	Adjunct Professor and Adjunct Senior Research Scholar of School of International and Public Affairs, Columbia University (incumbent)
March 2020	Outside Director of AGC Inc. (incumbent)

Important status in other companies
Adjunct Professor and Adjunct Senior Research Scholar of School of International and Public Affairs, Columbia University Outside Director of AGC Inc.
Reason for proposing as candidate for Outside Director

After working at McKinsey & Company Inc. Japan, Ms. Honda served as Chief Executive Officer of Multilateral Investment Guarantee Agency of World Bank Group. She has built expertise and abundant experience in the areas of finance and economy through her career. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence
Ms. Honda meets the Company’s “Independence Standards for Outside Directors.”

Number 3 Kaoru Kato
Date of Birth: May 20, 1951 (Age: 69) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
Number of Years in Office as Outside Director 1 year	Member of the Audit Committee	Audit Committee	10/10 (100%)

Career summary
April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
April 2000	General Manager of Plant Department of NTT DoCoMo Kansai Inc.
June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai Inc.
July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd
July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai Inc.
June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.
June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.
June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.
June 2018	Corporate Advisor of NTT DOCOMO, INC. (incumbent)
June 2019	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Corporate Advisor of NTT DOCOMO, INC. President of Japan Telework Association
Reason for proposing as candidate for Outside Director
Having served in various important positions, including President and Chief Executive Officer, Member of the Board of Directors, and Corporate Advisor of NTT DOCOMO, INC., Mr. Kato has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Kato meets the Company’s “Independence Standards for Outside Directors.”

He currently serves as Corporate Advisor of NTT DOCOMO, INC., with which the Company had business accounting for less than 1% of NTT DOCOMO, INC.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2019. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number 4 Haruka Matsuyama
Date of Birth: August 22, 1967 (Age: 52) *As of the date of assumption of office. * The officially registered name of Ms. Haruka Matsuyama is Haruka Kato.
	Type and Number of Company’s Shares Owned		Ordinary Shares 4,040
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Number of Years in Office as Outside Director 6 years	Member of the Nominating and Governance Committee	Nominating and Governance Committee	14/14 (100%)
	Member of the Compensation Committee (Chairperson)	Compensation Committee	8/8 (100%)
Career summary
	April 1995	Assistant Judge to the Tokyo District Court
	July 2000	Registered as an attorney at law, Member of the Daini Tokyo Bar Association
Joined Hibiya Park Law Offices
	January 2002	Partner of Hibiya Park Law Offices (incumbent)
	June 2012	Outside Corporate Auditor of Vitec Co., Ltd.
	June 2013	Outside Director of T&D Holdings, Inc. (incumbent)
	June 2014	External Auditor & Supervisory Board Member of MITSUI & CO., LTD. (incumbent)
Member of the Board of Directors (Outside Director) of the Company (incumbent)
	June 2015	Outside Director of Vitec Co., Ltd. (current Restar Holdings Corporation) (incumbent)

Important status in other companies
Partner of Hibiya Park Law Offices Outside Director of T&D Holdings, Inc. Outside Director of Restar Holdings Corporation External Auditor & Supervisory Board Member of MITSUI & CO., LTD.
Reason for proposing as candidate for Outside Director

Ms. Matsuyama has extensive experience as an attorney and professional insight on general legal affairs. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence

Ms. Matsuyama meets the Company’s “Independence Standards for Outside Directors.”

She currently serves as the Partner of Hibiya Park Law Offices, with which the Company has no advisory contract and has not had transaction since fiscal year 2014 in which she assumed the post of the Company’s director. In addition, although there was transaction related to legal advice, etc. between the Company and the concerned law office in fiscal year 2013, before she assumed the post of the Company’s director, since the amount of transaction was less than ¥2 million, among other reasons, such relationship would not affect her independence from the Company.

Number 5 Toby S. Myerson
Date of Birth: July 20, 1949 (Age: 70) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares *0
*Mr. Toby S. Myerson substantively owns 368 shares of the Company by way of American Depository Receipts (ADR).
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Risk Committee
Career summary
Number of Years in Office as Outside Director 3 years	September 1977	Registered an attorney at law, admitted in States of New York and California in the United States
October 1981	Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP
June 1983	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
April 1989	Managing Director of Wasserstein Perella & Co. Inc.
November 1990	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
June 2014	Outside Director of MUFG Union Bank, N.A. (incumbent)
December 2016	Resigned from Paul, Weiss, Rifkind, Wharton & Garrison LLP
January 2017	Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)
February 2017	Outside Director of MUFG Americas Holdings Corporation (incumbent)
June 2017	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Chairman & CEO of Longsight Strategic Advisors LLC Outside Director of MUFG Americas Holdings Corporation Outside Director of MUFG Union Bank, N.A.
Reason for proposing as candidate for Outside Director
Mr. Myerson has extensive experience as an attorney and professional insight on the fields of corporate legal affairs and successful mergers, acquisitions, divestiture and takeover transactions. The Company proposes his election as outside director since he is expected to contribute extensive global outlook to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Myerson meets the Company’s “Independence Standards for Outside Directors.”

Although he served as a Partner and Co-Head of the Global Mergers and Acquisitions Group of Paul, Weiss, Rifkind, Wharton & Garrison LLP, he left the Firm in December 2016, and has not been involved in its management after resignation. In addition, although he currently serves as Chairman & CEO of Longsight Strategic Advisors LLC, a strategic advisory firm he established in January 2017, there is no relation between this company and the Company. In light of this and other reasons, such relationship would not affect his independence from the Company.

Number of Years in Office as Outside Director 1 year	Number 6 Hirofumi Nomoto
Date of Birth: September 27, 1947 (Age: 72) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 25,000
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	12/12 (100%)
	Member of the Compensation Committee	Compensation Committee	5/5 (100%)

Career summary
	April 1971	Joined TOKYU CORPORATION
	April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
	April 2004	President & Representative Director of its communications Inc.
	June 2007	Director of TOKYU CORPORATION
Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
	January 2008	Managing Director of TOKYU CORPORATION
	June 2008	Senior Managing Director of TOKYU CORPORATION
	April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
	June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
	April 2011	President & Representative Director of TOKYU CORPORATION
	April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
	June 2019	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Chairman & Representative Director of TOKYU CORPORATION
Director of Tokyu Fudosan Holdings Corporation
Director of TOKYU RECREATION CO., LTD.
Outside Director of TOEI COMPANY, LTD.
Reason for proposing as candidate for Outside Director
Having served in various important positions, including President & Representative Director of TOKYU CORPORATION, Mr. Nomoto has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Nomoto meets the Company’s “Independence Standards for Outside Directors.”

He currently serves as Chairman & Representative Director of TOKYU CORPORATION, with which the Company had business accounting for less than 1% of the TOKYU CORPORATION’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2019. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number of Years in Office as Outside Director 2 years	Number 7 Yasushi Shingai
Date of Birth: January 11, 1956 (Age: 64) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Audit Committee	Audit Committee	15/16 (93%)
Member of the Risk Committee
Career summary
April 1980	Joined Japan Tobacco and Salt Public Corporation
July 2001	Vice President, Financial Planning Division of Japan Tobacco Inc. (JT)
June 2004	Senior Vice President, Head of Finance Group of JT
July 2004	Senior Vice President, Chief Finance Officer of JT
June 2005	Member of the Board, Senior Vice President, and Chief Finance Officer of JT
June 2006	Member of the Board of JT
Executive Vice President and Deputy CEO of JT International S.A.
June 2011	Representative Director and Executive Vice President of JT
June 2014	External Board Director of Recruit Holdings Co., Ltd.
January 2018	Member of the Board of JT
March 2018	Outside Director of Asahi Group Holdings, Ltd. (incumbent)
June 2018	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2019	Outside Director of Dai-ichi Life Holdings, Inc. (incumbent)

Important status in other companies
Outside Director of Asahi Group Holdings, Ltd. Outside Director of Dai-ichi Life Holdings, Inc.

Reason for proposing as candidate for Outside Director
Having served in various important positions, including Member of the Board, Senior Vice President and Chief Finance Officer (CFO) of Japan Tobacco Inc. (JT), Executive Vice President and Deputy CEO and CFO of JT International S.A., and Representative Director and Executive Vice President and Deputy CEO of JT, Mr. Shingai has affluent experience as a global corporate manager and professional insight not only in corporate finance, but also M&A and corporate management after M&A. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Shingai meets the Company’s “Independence Standards for Outside Directors.”

He resigned as Member of the Board of JT in March 2018 and has not been involved in its management or business execution since his resignation. In addition, the Company had business accounting for less than 1% of the Japan Tobacco Inc.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2019. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number of Years in Office as Outside Director 3 years	Number 8 Tarisa Watanagase
Date of Birth: November 30, 1949 (Age: 70) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Risk Committee
Career summary
June 1975	Joined the Bank of Thailand
January 1988	Economist, International Monetary Fund (IMF) (On the Secondment)
October 2002	Deputy Governor of the Bank of Thailand
November 2006	Governor of the Bank of Thailand
September 2010	Retired from the Bank of Thailand
March 2013	Outside Director of The Siam Cement Public Company Limited (incumbent)
June 2017	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Outside Director of The Siam Cement Public Company Limited
Reason for proposing as candidate for Outside Director

Ms. Watanagase has extensive experience as the former Governor of the Bank of Thailand, the central bank of the country, and professional insight on finance and economics. The Company proposes her election as outside director since she is expected to contribute extensive global outlook to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence
Ms. Watanagase meets the Company’s “Independence Standards for Outside Directors.”

Number 9 Akira Yamate
Date of Birth: November 23, 1952 (Age: 67) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Audit Committee (Chairperson)	Audit Committee	16/16 (100%)
Number of Years in Office as Outside Director 5 years	Career summary
November 1977	Joined Price Waterhouse Japan
March 1983	Registered as Certified Public Accountant in Japan
July 1991	Representative Partner of Aoyama Audit Corporation Partner of Price Waterhouse
April 2000	Representative Partner of Chuo Aoyama Audit Corporation Partner of PricewaterhouseCoopers
September 2006	Representative Partner of PricewaterhouseCoopers Aarata
June 2013	Resigned from PricewaterhouseCoopers Aarata
External Audit & Supervisory Board Member of Nomura Real Estate Holdings, Inc.
External Audit & Supervisory Board Member of Nomura Real Estate Development Co., Ltd.
June 2015	Member of the Board of Directors (Outside Director) of the Company (incumbent)
External Director of Nomura Real Estate Holdings, Inc.
External Member of Board of Statutory Auditors, of Prudential Holdings of Japan, Inc. (incumbent)
June 2019	External Director of Nomura Real Estate Development Co., Ltd. (incumbent)
Important status in other companies
External Member of Board of Statutory Corporate Auditors, Prudential Holdings of Japan, Inc. External Director of Nomura Real Estate Development Co., Ltd.
Reason for proposing as candidate for Outside Director

Mr. Yamate has affluent experience as a Certified Public Accountant and professional insight in accounting and auditing. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Yamate meets the Company’s “Independence Standards for Outside Directors.” Although he had been a Representative Partner of PricewaterhouseCoopers Aarata (current PricewaterhouseCoopers Aarata LLC) in the past, he resigned from the firm in June 2013, and has not been involved in its management. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number 10 Junichi Okamoto
Date of Birth: November 9, 1957 (Age: 62) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 182,892
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
	Member of the Audit Committee	Audit Committee	16/16 (100%)
Number of Years in Office as Director 3 years	Career summary
The Company
	June 2010	Executive Officer
	June 2013	Member of the Board of Directors
	June 2015	Senior Managing Corporate Executive
	June 2017	Member of the Board of Directors (incumbent)
Subsidiaries, etc.
	April 1980	Joined The Toyo Trust and Banking Company, Limited
	June 2008	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter “the Trust Bank”)
	June 2010	Managing Executive Officer of the Trust Bank
	June 2012	Senior Managing Executive Officer of the Trust Bank
	June 2013	Deputy President of the Trust Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2008, Mr. Okamoto has served as General Manager of Pension Trust Division, General Manager of Business Division VI and Deputy President at the Trust Bank. He also served as Senior Managing Corporate Executive, Group Head of Trust Assets Business Group of the Company. At present, he is Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 11 Ritsuo Ogura
Date of Birth: January 21, 1964 (Age: 56) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 88,534 Dilutive Shares* 49,388
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company
Managing Executive Officer

Career summary The Company
June 2012	Executive Officer
May 2017	Managing Executive Officer
April 2019	Managing Corporate Executive
April 2020	Managing Executive Officer (incumbent)
Subsidiaries, etc.
April 1986	Joined the Sanwa Bank, Limited
June 2012	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
May 2016	Managing Executive Officer of the Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2012, Mr. Ogura has served as General Manager of the Operation Service Planning Division, General Manager of the Retail Banking Business Planning Division, Deputy Chief Executive of the Retail Banking Business Unit, Deputy Chief Executive of Corporate Services and CDO, as well as Officer in charge of Retail Banking Business and Assistant Group Head of the Global Business Group of the Company, Group CDO and Deputy Chief Officer of the Operations & Systems Planning Division, Managing Corporate Executive & Group CAO and Head of Internal Audit Division. At present, he is Managing Executive Officer of the Company. He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number of Years in Office as Director 10 years	Number 12	Nobuyuki Hirano
Date of Birth: October 23, 1951 (Age: 68) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 82,141 Dilutive Shares* 647,933
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Chairman (Corporate Executive)
Career summary
The Company
July 2004	Executive Officer
June 2005	Member of the Board of Directors
June 2009	Managing Executive Officer
June 2010	Member of the Board of Directors
October 2010	Member of the Board of Directors, Deputy President
April 2012	Member of the Board of Directors
April 2013	President & CEO
June 2015	Member of the Board of Directors, President & Group CEO
April 2019	Member of the Board of Directors, Chairman (Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1974	Joined The Mitsubishi Bank, Limited
June 2001	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (BTM)
May 2005	Managing Executive Officer of BTM
June 2005	Member of the Board of Directors, Managing Executive Officer of BTM
October 2008	Member of the Board of Directors, Senior Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
June 2009	Member of the Board of Directors, Deputy President of the Bank
April 2012	President & CEO of the Bank
April 2016	Chairman of the Board of Directors of the Bank
April 2019	Member of the Board of Directors of the Bank

Important status in other companies
Director of Morgan Stanley
Outside Audit & Supervisory Board Members of TOYOTA MOTOR CORPORATION
Outside Director of Mitsubishi Heavy Industries, Ltd.
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2001, Mr. Hirano has served as General Manager of the Corporate Banking Division No. 2, General Manager of the Corporate Planning Office, Officer in charge of the Corporate Administration Division and Corporate Planning Division, Deputy President, and President at the Bank. He also served as President & Group CEO of the Company. At present, he is Member of the Board of Directors, Chairman (Corporate Executive) of the Company.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number of Years in Office as Director 3 years	Number 13 Kanetsugu Mike
Date of Birth: November 4, 1956 (Age: 63) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 49,362
Dilutive Shares* 379,720
*Thenumber of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	Meeting of the Board of Directors	10/10 (100%)
		Nominating and Governance Committee	14/14 (100%)
		Compensation Committee	8/8 (100%)
Career summary
The Company
	June 2005	Executive Officer
	May 2011	Managing Executive Officer
	May 2016	Senior Managing Corporate Executive
	June 2017	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
	April 2019	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive)
	April 2020	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
	April 1979	Joined The Mitsubishi Bank, Limited
	June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
	May 2009	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
	June 2011	Member of the Board of Directors, Managing Executive Officer of the Bank
	May 2013	Senior Managing Executive Officer of the Bank
	October 2015	Executive Chairman of MUFG Americas Holdings Corporation Executive Chairman of MUFG Union Bank, N.A.
	May 2016	Deputy President of the Bank
	June 2016	Member of the Board of Director, Deputy President of the Bank
	June 2017	President & CEO of the Bank (incumbent)

Important status in other companies
President & CEO of MUFG Bank, Ltd.
Chairman of Japanese Bankers Association
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (current the Bank) in 2005, Mr. Mike has served as General Manager of the Business & Systems Integration Division, Chief Executive of Corporate Services and Co-Chief Executive of the Global Business Unit. He also served as Director of Bank of Ayudhya Public Company Limited, Executive Chairman of MUFG Americas Holdings Corporation, Executive Chairman of MUFG Union Bank, N.A., Group Head of the Global Business Group, and President & Group CEO (Representative Corporate Executive) of the Company. At present, he is Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President & CEO of MUFG Bank, Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number of Years in Office as Director 2 years	Number 14 Saburo Araki
Date of Birth: August 6, 1957 (Age: 62) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 210,980 Dilutive Shares* 71,264
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position and Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Deputy Chairman
(Representative Corporate Executive)
Career summary
The Company
May 2009	Executive Officer
May 2011	Managing Executive Officer
June 2012	Member of the Board of Directors
June 2014	Managing Executive Officer
June 2015	Senior Managing Corporate Executive
April 2018	Deputy Chairman (Representative Corporate Executive)
June 2018	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.

April 1981	Joined The Mitsubishi Bank, Limited
June 2007	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
May 2011	Managing Executive Officer of the Bank
June 2012	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2015	Member of the Board of Directors, Senior Managing Executive Officer of the Bank
May 2016	Member of the Board of Directors, Deputy President of the Bank
April 2018	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent)
President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)

Important status in other companies
President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2007, Mr. Araki has served as General Manager of the Human Resources Division, General Manager of the Corporate Planning Division, General Manager of Corporate Banking Group No. 1, Officer in charge of the Corporate Administration Division and Corporate Planning Division, and Deputy President and Chief Executive of the Corporate Banking Business Unit at the Bank. He also served as Group Head of the Integrated Corporate Banking Business Group of the Company. At present, he is Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. and President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 15 Iwao Nagashima
Date of Birth: March 15, 1963 (Age: 57) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 90,581 Dilutive Shares* 246,603
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company
Deputy Chairman (Representative Corporate Executive)

Career summary The Company
June 2013	Executive Officer
June 2015	Managing Executive Officer
April 2019	Senior Managing Corporate Executive
April 2020	Deputy Chairman (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1985	Joined the Mitsubishi Trust and Banking Corporation
June 2011	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter “the Trust Bank”)
June 2013	Managing Executive Officer of the Trust Bank
June 2015	Director and Managing Executive Officer of the Trust Bank
June 2016	Director and Senior Managing Executive Officer of the Trust Bank
April 2019	Director, Deputy President, and Executive Officer of the Trust Bank President and CEO of MU Trust Apple Planning Company, Ltd.
April 2020	President and CEO of the Trust Bank (incumbent)

Important status in other companies
President and CEO of Mitsubishi UFJ Trust and Banking Corporation
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2011, Mr. Nagashima has served as General Manager of the Securities Investment Division, General Manager of the Corporate Planning Division, Chief Executive of the Market and Global Business Unit, Deputy President and Executive Officer, CHRO and CDTO of the Trust Bank. He also served as Deputy Group Head of the Global Markets Business Group and Group CHRO and Deputy CDTO of the Company. At present, he is Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President and CEO of the Trust Bank.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number of Years in Office as Director 1 year	Number 16 Hironori Kamezawa
Date of Birth: November 18, 1961 (Age: 58) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 25,539
Dilutive Shares* 277,194
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company
Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	Meeting of the Board of Directors	8/8 (100%)
Member of the Nominating and Governance Committee
Member of the Compensation Committee
Career summary
The Company
June 2010	Executive Officer
May 2014	Managing Executive Officer
May 2017	Managing Corporate Executive
May 2018	Senior Managing Corporate Executive
April 2019	Deputy President (Representative Corporate Executive)
June 2019	Member of the Board of Directors, Deputy President (Representative Corporate Executive)
April 2020	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) (incumbent)

Subsidiaries, etc.
April 1986	Joined The Mitsubishi Bank, Limited
June 2010	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
May 2014	Managing Executive Officer of the Bank
June 2017	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2018	Member of the Board of Directors, Senior Managing Executive Officer of the Bank
December 2018	Representative of the Board of Directors & CEO of Global Open Network, Inc.
April 2019	Member of the Board of Directors, Deputy President of the Bank
Representative of the Board of Directors & CEO of Global Open Network Japan, Inc.
April 2020	Member of the Board of Directors of the Bank (incumbent)

Important status in other companies
Member of the Board of Directors of the MUFG Bank, Ltd.
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2010, Mr. Kamezawa has served as General Manager of Credit Policy & Planning Division, General Manager of Global Markets Planning Division, and Deputy Chief Executive of Regional Headquarters for the Americas, General Manager of New York Branch (concurrently seconded to MUFG Union Bank, N.A.), and Deputy President and CDTO. He also served as Managing Director, Head of Investment and Credit Policy & Planning Division, Deputy Managing Director for the Americas, and Deputy Chairman (Representative Corporate Executive), Group COO & Group CDTO of the Company. At present, he is Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) of the Company, concurrently serving as Member of the Board of Directors of the MUFG Bank, Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

(Notes)

1.

The Company has entered into limited liability agreements with directors who are non-executive directors. Ms. Mariko Fujii, Mr. Kaoru Kato, Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Ms. Tarisa Watanagase, Mr. Akira Yamate and Mr. Junichi Okamoto in accordance with the provision set forth in Article 427, Paragraph 1 of the Companies Act. The content of limited liability agreement is as follows. In addition, the Company plans to enter into the same limited liability agreement with Ms. Keiko Honda and Mr. Ritsuo Ogura.

(Summary of the content of the Limited Liability Agreement)

With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when an outside director acts in good faith and is not grossly negligent in conducting an outside director’s duties, the outside director shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.

2.

The Company designated Ms. Mariko Fujii, Mr. Kaoru Kato, Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Ms. Tarisa Watanagase and Mr. Akira Yamate as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange, Inc. to that effect. Likewise, the Company intends to designate Ms. Keiko Honda as an independent director and notify the Tokyo Stock Exchange to that effect.

3.	Mr. Kanetsugu Mike, Mr. Saburo Araki, Mr. Iwao Nagashima and Mr. Hironori Kamezawa are the Representative Corporate Executives of the Company.

4.

Mr. Saburo Araki serves concurrently as President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. There is a business relationship, etc. with respect to financial instruments such as shares and bonds between the Company and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

5.	There are no special interests between each of the other candidates and the Company.

6.

Attendance at meeting of the board of directors, etc. for Ms. Mariko Fujii, Mr. Kaoru Kato, Mr. Hirofumi Nomoto and Mr. Hironori Kamezawa refers to the meetings held after they assumed the post of Member of the Board of Directors in June 2019.

7.	The members of the committees will be as follows upon approval of this Item of Business. The chairperson of each committee is scheduled to be selected from among independent outside directors.

Name	Nominating and Governance Committee (Nominating Committee under the Companies Act)	Compensation Committee	Audit Committee
Mariko Fujii	●	●
Kaoru Kato	●	●	●
Haruka Matsuyama	●	●
Hirofumi Nomoto	●	●
Yasushi Shingai			●
Akira Yamate			●
Junichi Okamoto			●
Ritsuo Ogura			●
Hironori Kamezawa	●	●

(Reference) Corporate Governance Highlight

Fundamental Concepts

The Company will aim for sustainable growth and the increase of corporate value over the medium- to long-term, in consideration of the perspectives of its stakeholders, including shareholders as well as customers, employees and local communities. The Company will aim to realize effective corporate governance through fair and highly transparent management based on the guidance provided by MUFG Corporate Governance Policies established in May 2015.

Steps to Improve Our Governance Structure

Since its establishment, the Company has worked to build a stable and effective corporate governance structure, putting emphasis on ensuring external oversight. In June 2015, the Company transitioned to the “company with three committees” governance structure. The functions of oversight and execution in the holding company are separated, thereby strengthening the oversight function of the board of directors and the committee system has also been reorganized for more effective governance. We are aiming for a governance framework that will be more familiar and transparent to overseas stakeholders, in line with our status as a G-SIB (Global Systemically Important Bank Group).

In June 2017, two foreign nationals were invited as outside directors in an effort to further diversify the board of directors, and in June 2018 a system was established in which outside directors made up the majority of the board of directors. In addition, upon the approval of the Second Item of Business as proposed at this Annual General Meeting of Shareholders, the number of female outside directors will increase by one, thus further strengthening the diversity of the board of directors’ composition.

Corporate Governance Development

Evaluation of the board of directors

Since 2013, the Company has retained external consultants to evaluate the board of directors. These consultants conduct questionnaire surveys of and interviews with all of the directors regarding the composition of committees, advance preparations, the content of discussions, the status of operations and contributions, as well as assessments of the execution system. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the board of directors.

In fiscal year 2018, the Company reduced the total number of directors and established a system in which outside directors make up the majority of the directors, based on the results of the evaluation of the board of directors in fiscal year 2017. As a result, the fiscal year 2018 evaluation results assessed that formal requirements for fairness and transparency have been fulfilled, that the board of directors engages in substantial discussions, and that the corporate governance structure has been soundly reinforced.

Initiatives taken during fiscal year 2019 in response to results of the evaluation of the board of directors for fiscal year 2018

Below are some initiatives taken by the Company during fiscal year 2019 based on the results of the evaluation of the board of directors shown above.

-	Increased the number of outside directors by one in June 2019 and further enhanced oversight functions

-	Organized the issues to be discussed by the board of directors of the holding company and formulated a task roadmap. Created an annual schedule for the board of directors and improved its efficacy.

-

Enhanced coordination between the Audit Committee of the holding company and the Audit & Supervisory Committees of subsidiaries, implemented opinion sharing meetings among outside directors of the Group, and reinforced the global and Group-wide corporate governance structure

The results of the evaluation of the board of directors for fiscal year 2019 are scheduled to be disclosed in the “Corporate Governance Report” to be submitted after this Annual General Meeting of Shareholders.

Business Report for the Fifteenth Fiscal Year (April 1, 2019 to March 31, 2020)

1.	Matters Concerning the Current State of the Company

(1)	Business Operations and Results of the Group

a.	Major Business Matters

The group/MUFG (the “Group”) is a corporate group that is comprised of the Company, 166 subsidiaries, 85 subsidiary entities, etc., and 54 affiliated corporate entities, etc. The Group conducts business in areas that include mainly commercial banking, trust banking and securities, and also credit cards and consumer finance, leasing, and asset management, and other areas, with the aim of becoming the world’s most trusted financial group.

b.	Financial and Economic Environment

An overview of the financial and economic environment in fiscal year 2019 reveals the global economy followed a trend of deceleration on the whole due to trade friction between the US and China. Nevertheless, during the latter half of the fiscal year, there were signs that the manufacturing of goods, such as semiconductors, stopped declining worldwide and despite some lingering uncertainty caused by political issues, such as US-China friction, it appears the global economy was starting to pick up. However, from the start of Q4, the economy faced a new crisis: the global spread of a novel coronavirus disease, COVID-19. Cases of infection rose in China at first and then spread rapidly to developed countries like the US and those in Europe from the end of February. There also appears to have been an increasing number of cases in Asia outside China, such as ASEAN (the Association of Southeast Asian Nations) and NIEs (Newly Industrialising Economies). Meanwhile, outbreaks of new cases of infection also started to appear in Japan around the end of March 2020, mainly in large urban areas. Countries and regions took strict public health measures in order to prevent the spread of infection, but these measures also led to a substantial decrease in economic activities.

Turning our attention to the financial situation, US and Japanese stock prices were generally on an upward trend and the JPY mostly traded between JPY 105 and JPY 110 per USD from the start of the fiscal year until Q3 with occasional rises and falls across markets in response to developments in the US-China conflict over trade and other factors. However, since the start of Q4, there have been large declines in stock prices owing to the COVID-19 pandemic and there were also significant movements in the JPY/USD exchange rate. Interest rates were generally low in both Japan and other developed countries throughout the fiscal year as central banks enhanced their monetary easing by lowering policy rates, citing uncertainty about the future brought about by the US-China trade friction and low inflation rates. Around the end of the fiscal year, further powerful monetary easing policies were adopted around the world in response to the rise in COVID-19 cases; in the US, the lower limit for the federal funds rate was set at 0% and some emerging economies also followed suit and carried out interest rate cuts. As a result, interest rates in developed countries overseas and in Japan remained low.

c.	Business Operations and Results of the Group (Results of Fiscal Year 2019)

Under such environments, with respect to the consolidated results of the Group in fiscal year 2019, ordinary profits were ¥1,235.7 billion and profits attributable to owners of parent were ¥528.1 billion.

Consolidated gross profits were ¥3,986.3 billion, marking an increase of ¥260.5 billion from the previous fiscal year. Net interest income was ¥1,892.9 billion, a decrease of ¥29.8 billion from the previous fiscal year, reflecting a decline in U.S. interest rates. Net fees and commissions income was ¥1,341.2 billion, an increase of ¥37.3 billion from the previous fiscal year, as the result of the conversion of Bank Danamon and First Sentier Investors into consolidated subsidiaries. Net trading profits and net other operating profits were ¥621.2 billion, an increase of ¥247.6 billion from the previous fiscal year due to an increase in net profits associated with global markets business. General and administrative (G&A) expenses were ¥2,801.8 billion, an increase of ¥154.7 billion from the previous fiscal year, due to overseas business expansion and increases in expenses for complying with regulations. As a result of the above, net operating profits totaled ¥1,184.4 billion, marking an increase of ¥105.8 billion from the previous fiscal year. Total credit costs were ¥222.9 billion, marking an increase of ¥217.1 billion from the previous fiscal year, mainly due to the lack of reversal of allowance recorded in the previous fiscal year as well as the provisions built for some credit in light of the impact of the COVID-19 pandemic. Net gains (losses) on equity securities resulted in gains of ¥31.3 billion. Equity in earnings of the equity method investees amounted to ¥277.2 billion. As for net extraordinary gains (losses), losses of ¥406.3 billion were recorded mainly due to a one-time amortization of goodwill of ¥343.3 billion associated with the recording of impairment losses on the shares of Bank Danamon and Krungsri (Bank of Ayudhya Public Company Limited).

As a result of the above, profits attributable to owners of parent were ¥528.1 billion, marking a decrease of ¥344.5 billion from the previous fiscal year.

Under the regulatory standard (Basel III), Consolidated Common Equity Tier 1 capital ratio, Consolidated Tier 1 capital ratio, and Consolidated total capital ratio were 11.90%, 13.56%, and 15.87%, respectively. All of these met the required level as of March 31, 2020. The liquidity coverage ratio*1 was 154.6%, also meeting the required level.

In addition, the risk-monitored loan ratio that shows the soundness of loan assets, remained at a low level of 0.99%.

Annual dividends per common stock for fiscal year 2019 are expected to be ¥25, an increase of ¥3 from the fiscal year 2018*2.

*1	The index showing adequate ownership of assets (numerator) realizable in a short period sufficient to cover the funds (denominator) expected to flow out in thirty days under stressful circumstances.
*2	Assuming that the year-end dividend for fiscal year 2019 is approved at the Annual General Meeting of Shareholders to be held on June 29, 2020.

In fiscal year 2019, the Group recorded extraordinary losses due to the amortization of goodwill for investees, but the number of collaborations with these investees is increasing, showing positive results conducive to future growth. The Group selects strategic investments from the perspective of producing returns that exceed the cost of capital after a certain period of time following the investment. To prevent investment discipline from flagging, the Group strives to be thorough in its implementation, including performing monitoring after investment.

For detailed financial results, please refer to our company website. https://www.mufg.jp/english/ir/index.html

(Operations and Results by Business)

In order to demonstrate the strengths of its comprehensive financial group, the Group has introduced the business group system in which our group companies coordinate closely to formulate group-wide strategies and promote businesses. Each business group designs strategies that integrate the strengths of group subsidiaries and implements measures in order to meet a broad range of customer needs.

The operations and results by business group for fiscal year 2019 are as follows.

Retail & Commercial Banking

Business
Retail & Commercial Banking Business Group take a groupwide, integrated approach to meet the diverse needs of our individual domestic customers and SMEs through a range of financial services from housing loans, consumer finance, corporate loans, fund settlement, asset management, inheritance and real estate, and also through solution proposals for business and asset succession.
	¥1,550.6 billion	Decreased by ¥16.0 billion (1.0%) from the previous fiscal year
Gross profits*[1]

	¥307.9 billion	Increased by ¥0.1 billion (0.0%) from the previous fiscal year
Net operating profits*[1]

Gross profits for fiscal year 2019 decreased 1.0% (¥16.0 billion) from the previous fiscal year to ¥1,550.6 billion*[1] , and net operating profits increased 0.0% (¥0.1 billion) from the previous fiscal year to ¥307.9 billion*[1].

Despite the decline in investment product sales owing to deteriorating market conditions, profits increased from the previous fiscal year, due to steady performance of consumer finance business and fund settlement business including credit cards, group-wide business and asset succession resulting from the expansion of wealth management, and progress in cost reductions.

For individual customers, the Group worked to optimize customer interface and improve productivity. The improvement of internet banking and smartphone app functions led to more users of the services. In addition, the Group started sharing ATMs with Sumitomo Mitsui Banking Corporation for better customer convenience. The Group also worked to solve social issues, such as through the launch of Tsukaete Anshin, a trust with delegate fund withdrawal functionality for use by customers with dementia.

For SMEs, the Group established Growing Industries Support Office, and further bolstered its public listing support and its financing for venture companies to contribute to the development of new industries. Through MUFG Biz, a comprehensive web-based channel for corporate clients, the Group introduced services that provide business matching and M&A information and visualize financial analysis and account activity data.

For customers affected by the COVID-19 pandemic, the Group has provided flexible and prompt financing support through dedicated lending program and Biz Lending, a non-face-to-face financing service, and has created a dedicated consultation desk.

*1   Based on local currency; includes profits from business owner transactions which belong to Japanese Corporate & Investment Banking Business Group and profits from overseas transactions with Japanese corporate customers

Japanese Corporate & Investment Banking

Business
Japanese Corporate & Investment Banking Business Group helps Japanese corporations seeking global expansion achieve growth in their corporate value. We provide services, such as lending, fund settlements and foreign exchange business, as well as comprehensive solutions for M&As and real estate-related business, fully employing the expertise of each group entity.
	¥578.7 billion	Increased by ¥17.1 billion (3.0%) from the previous fiscal year
Gross profits*[1]

	¥249.6 billion	Increased by ¥5.3 billion (2.2%) from the previous fiscal year
Net operating profits*[1]

Gross profits for fiscal year 2019 increased 3.0% (¥17.1 billion) from the previous fiscal year to ¥578.7 billion*[1], and net operating profits increased 2.2% (¥5.3 billion) to ¥249.6 billion*[1].

In addition to improving lending margins, the profit growth was derived by underwriting of large-scale bond issues and securities-related income such as M&A advisory.

One of MUFG’s greatest strengths is that the group has functions to respond diverse needs of large Japanese corporations. These functions, such as banking, trust banking, securities, overseas business, and consulting, are among the finest in Japan.

The Business Group has placed the highest priority on one-stop, rapid provision of high value-added information and solutions. This is being achieved through measures such as shifting to a structure that integrates the Bank and the Trust Bank’s sales functions and unifying operations with overseas offices, as well as establishing the Research & Advisory Unit that brings together the Group’s research and advisory functions. The Business Group has especially focused efforts on handling the tide of changes with significant impact on corporate governance, such as introducing CGC*[2], growing interests in ESG and SDGs, and on fields in which MUFG presents unique strengths, such as supporting SR*[3] and IR activities. The Bank, the Trust Bank and the Securities HD continued to work together to hold seminars for CFOs of large corporations on topics such as climate change risk.

For customers affected by the COVID-19 pandemic, the Group has provided flexible and prompt financing support through dedicated lending program.

*1   Based on local currency; includes profits from business owner transactions, which belong to Retail & Commercial Banking Business Group, and profits from Japanese corporate customers served by Krungsri (Bank of Ayudhya Public Company Limited)

*2   Corporate Governance Code

*3   Shareholder Relations

Global Corporate & Investment Banking

Business
Global Corporate & Investment Banking (Global CIB) Business Group offer services that provide value-added solutions for large global corporate customers through an integrated business model involving the Bank and the Securities.
	¥446.2 billion	Increased by ¥23.8 billion (5.6%) from the previous fiscal year
Gross profits*[1]

	¥163.7 billion	Increased by ¥7.7 billion (4.9%) from the previous fiscal year
Net operating profits*[1]

Gross profits for fiscal year 2019 increased 5.6% (¥23.8 billion) from the previous fiscal year to ¥446.2 billion*[1], and net operating profits increased 4.9% (¥7.7 billion) from the previous fiscal year to ¥163.7 billion*[1].

Despite the market turmoil caused by the spread of COVID-19 towards the end of the fiscal year, we were able to increase our net operating profits due in part to our business model transformation to shift form quantity to quality of our earnings.

We made steady progress in promoting O&D*[2] business to enhance our capital velocity, such as the successful collaboration with Morgan Stanley to arrange one of the largest M&A finance deals in the U.S.

Amid the challenging business environment, we continued to optimize our non-Yen loan-deposit balance and improve portfolio returns. Accelerated reduction of existing low-profitability loans and strengthened deal screening framework contributed to increased net interest margin for our loan asset.

In addition, in November 2019, we completed the acquisition of aviation finance lending portfolio and employees from DVB Bank in Germany. The on-going integration with our existing business will enhance our aviation finance capabilities to provide high-quality services to our clients.

*1   Based on local currency; includes profits from large global corporate customers of Krungsri (Bank of Ayudhya Public Company Limited) which belongs to Global Commercial Banking Business Group, profits from global corporate customers located in Japan which belongs to Retail & Commercial Banking Business Group and Japanese Corporate & Investment Banking Business Group, and Joint Venture profits with Global Markets Business Group

*2   Origination and Distribution

*3   Based on local currency

Global Commercial Banking

Business
Global Commercial Banking Business Group provides financial services to local SMEs and individual customers in the U.S. and Southeast Asia through partner banks*[1] such as MUFG Union Bank, N.A., Krungsri (Bank of Ayudhya Public Company Limited), Bank Danamon, etc.
	¥770.2 billion	Increased by ¥101.4 billion (15.2%) from the previous fiscal year
Gross profits*[2]

	¥217.9 billion	Increased by ¥19.1 billion (9.6%) from the previous fiscal year
Net operating profits*[2]

Gross profits for fiscal year 2019 increased 15.2% (¥101.4 billion) from the previous fiscal year to ¥770.2 billion*[2], and net operating profits increased 9.6% (¥19.1 billion) from the previous fiscal year to ¥217.9 billion*[2].

While the environment was harsh for MUFG Union Bank (U.S.) due to the significant decline in U.S. market interest rates, the strong business performance of Krungsri (Thailand) and the effects of Bank Danamon’s (Indonesia) conversion into a consolidated subsidiary led to overall performance exceeding the previous fiscal year.

MUFG Union Bank is reconstructing its loan portfolio and aiming to reduce costs through cost structure reformations in order to increase its profitability.

Krungsri achieved record-high profits, due to the steady increase of individual loans led by auto loans. Although Bank Danamon profits fell by 3% year-on-year due to rising funding costs, it is expanding business through collaborations with MUFG in a wide range of fields, from the large corporate market to the SME, and individual market.

In fiscal year 2019, we have completed our establishment of an ASEAN-centered commercial banking platform, with the subsidiarization of Bank Danamon. Furthermore, through collaborations with Grab, with whom we have formed a capital and business alliance in February 2020, we will provide next generation bespoke financial services in Southeast Asia.

We will continue to keep a close eye on changes in the economic conditions of the countries of our partner banks, including the changes caused by the spread of COVID-19, and will provide new financial services by expanding our collaborations.

*1   Global Commercial Banking Business Group is in charge of MUFG Union Bank, N.A., Krungsri (Bank of Ayudhya Public Company Limited), Bank Danamon, VietinBank and Security Bank.

*2   Based on local currency

*3   Represents SME and retail loan balances of commercial banking operations handled by MUFG Americas Holdings Corporation

*4   Average balance for fiscal year 2019 is based on the results from April 2019 when Bank Danamon became our consolidated subsidiary

Asset Management & Investor Services

Business
Asset Management & Investor Services Business Group provides such services as consulting while striving to further enhance asset management capabilities and develop products capable of better meeting diverse needs of customers at home and abroad employing advanced and professional know-how in the areas of asset management (AM), investor services (IS) and pensions.
	¥246.3 billion	Increased by ¥44.0 billion (21.8%) from the previous fiscal year
Gross profits*[1]

	¥70.9 billion	Decreased by ¥7.2 billion (9.2%) from the previous fiscal year
Net operating profits*[1]

Gross profits for fiscal year 2019 increased 21.8% (¥44.0 billion) from the previous fiscal year to ¥246.3 billion*[1], and net operating profits decreased 9.2% (¥7.2 billion) to ¥70.9 billion*[1].

While expenses increased temporarily due to the acquisition of an overseas asset management company, gross profits rose due primarily to the expansion of investor services business in Japan and overseas, and strong investment product sales to domestic corporate customers.

In the asset management field, we completed the acquisition of a global asset management company based in Australia, in August 2019 and renamed its global brand to “First Sentier Investors.” We will globally reinforce our ability to meet diverse needs by expanding and enriching our asset management functions. Sales of investment products for domestic corporate customers and the Group’s investment management balance have also increased, through flexible supply of products attuned to customer needs and provision of information with high added value.

In the investor services business field, we steadily expanded business overseas such as lending services to funds, while expanding compound services such as outsourcing services in Japan. We strive to actively offer not only existing products, but also new services that meet customer needs, in order to further expand our business.

In the pension business field, we were ranked first place in an external evaluation for the ninth consecutive year for our defined benefit pensions, and increased the number of enrollees in defined contribution pensions. Furthermore, we focused on comprehensive consulting on welfare and benefits through unified consulting on HR systems and retirement benefit systems in addition to pensions, thereby increasing the number of new customers.

*1   Based on local currency

Global Markets

Business
Global Markets Business Group serves customers through sales & trading operations*[1] associated with interest rates, bonds, foreign exchange, and equities in addition to treasury operations*[2] that comprehensively manages MUFG assets/liabilities and risks.
	¥637.9 billion	Increased by ¥64.9 billion (11.3%) from the previous fiscal year
Gross profits*[3]

	¥352.0 billion	Increased by ¥53.2 billion (17.8%) from the previous fiscal year
Net operating profits*[3]

Gross profits for fiscal year 2019 increased 11.3% (¥64.9 billion) from the previous fiscal year to ¥637.9 billion*[3], and net operating profits increased 17.8% (¥53.2 billion) from the previous fiscal year to ¥352.0 billion*[3].

Profits for customer segments exceeded the previous fiscal year, due to expense reduction by accelerating shifting resources based on a strategy of choice and focus, amid intense competition resulting from tightened regulations and digitalization, and prolonged low interest rates. The treasury operations secured profits such as gains on bond sales via proactive portfolio management by capturing movements of lowering yield.

In customer segments, we are securing stable business volume and contributing to profits by continued investments in digitalization, in order to increase the customer convenience and price competitiveness of the enterprise-oriented foreign exchange transactions, where MUFG has been strong. In addition to reviewing and revising our operation strategies of securities subsidiaries located overseas, we also built a lean organization by cutting expenses through streamlining the sales & trading operation functions of each site.

In treasury operations, we diversified market funding methods and funding sources by expanding our secured procurement utilizing Japanese government bonds, in order to support sustainable and sound foreign currency denominated business. We are conducting stable foreign currency funding management amid the recent market turmoil.

*1   General term for sales operations involving the provision of financial products and solutions including foreign exchange and derivatives, and trading operations to buy and sell marketable products through inter-bank trading or trading on exchanges.

*2   Including ALM (which is the integrated management of liquidity risk and interest rate risk inherent in assets (loans, etc.) and liabilities (deposits, etc.)), global investment and other related operations.

*3   Based on local currency; includes Joint Venture profits with Global Corporate & Investment Banking Business Group

d.	Key Issues

Amid major changes in the management environment such as the decreasing population and prolonged ultra-low interest rate environment in Japan, MUFG publicly announced the outline of its “MUFG Re-Imagining Strategy” in May 2017 aimed at reform for sustainable growth, and started its new medium-term business plan (MTBP) including specific initiatives to realize the plan in the fiscal year 2018.

Under the MTBP, we have set out the Eleven Transformation Initiatives as key measures that share the following features: 1) enabling MUFG to demonstrate its core competencies, 2) domains with high growth potential, and 3) functions that support these areas. In fiscal year 2019, each legal entity of the Group, business groups and the Corporate Center worked as one to push forward with these initiatives, and achieved the results stated above.

We will continue to steadily implement the Group’s key measures centered on the Eleven Transformation Initiatives in fiscal year 2020, the third year of our medium-term business plan, while responding flexibly to changes in the environment. Moreover, by appropriately dealing with issues that arise in the process of carrying out these initiatives, we will enhance our practical skills and ability to get things done, and speed up reform.

With regard to the current COVID-19 situation, it is highly unclear at present to what extent the infections will spread and when conditions will return to normal. This makes it difficult to accurately assess the impact of the situation on economies and on our own business results. However, we are doing our utmost to create an economic forecast for fiscal year 2020 and determine the extent of its effects on our business results.

We prioritize the safety of all stakeholders including customers, employees, and shareholders, and will satisfy all stakeholders including customers, employees, and shareholders, by implementing measures such as providing financing support to enterprises, as a part of the financial infrastructure that is essential for society to maintain its functions.

1. Basic company policy

Based on the current MTBP, we at MUFG aim to deliver the best value to all stakeholders through “simple, speedy and transparent* group-integrated operations.”

We will move from “group collaboration” and “group-driven management” to “group-based, integrated management” to foster business transformation. We will work to further reinforce the functions assumed by each company, strengthen the functionality of products and services and increase the capacity to provide solutions.

The impact of the COVID-19 pandemic is rippling through the real economy. COVID-19 is expected to have a long-term impact and irreversible effects on the structure of society, including global values and the behavior patterns of customers. The Group worked to identify the changes that had manifested in the social environment before the pandemic. To address the changes, the Group adopted a business group structure aligned with the Group’s business fields, leveraged digital strategies to promote the core framework of structural reforms, incorporated overseas growth, and implemented other strategies. Going forward, it will be necessary to focus on trends such as the digital shift of society, the rising awareness of solving social issues and social contributions, the changes and diversification of work styles and values, and the creation of new supply chains, in addition to the conventional changes to the social environment. In particular, the digital shift of society presents a significant opportunity for changing the very nature of MUFG, and we will work to implement corporate operation reforms, including customer contact points and employee work styles. Furthermore, we will contribute to sustainable growth of the society by solving social issues. By integrating our social issue solutions and management strategies, we will strive to achieve sustainable growth for MUFG. Based on these new measures, we will promote the digitalization of transaction contact points and work styles, secure business stability (focusing on business resilience), and define a new management policy that is attractive to employees and fosters greater motivation for employee participation (engagement-focused management).

*

Transparent: universal, barrier-free open personnel communications between legal entities, and between company branches and the Head Office, regardless of title and position. It also implies an understanding of MUFG corporate vision.

2. Financial Targets and Capital Policy

We have set mid-to long-term financial targets, along with FY2020 targets, as follows:

Our capital policy calls for striking an appropriate balance from three perspectives: solid equity capital maintenance, capital use to strengthen profitability, and the further enhancement of shareholder returns.

Regarding shareholder returns, we have established “Basic policies for shareholder returns,” which continuously seek to improve shareholder returns, focusing on dividends. MUFG aims for stable and sustainable increase in dividends per share through profit growth, with a dividend payout ratio target of 40%. As part of this policy, MUFG also plans to flexibly repurchase its own shares in order to improve capital efficiency.

3. Promoting Group Business Strategies

Each legal entity of the Group, business groups and the Corporate Center will promote the Group’s priority strategies based on the “Eleven Transformation Initiative” together, with the goal of boosting net operating profits by approximately JPY250 billion. Taking the impact of the COVID-19 pandemic into consideration, the Group will implement core strategies based on its newly formulated management policy. These core strategies are: the digitalization of the domestic retail business area which takes the digital shifts in society as opportunities; the restructuring of our global strategy by the identification of the growth potential and strengths of each region, optimal allocation of management resources, and collaboration with Grab to take on the challenges of next-generation financial services; and further foundation and process reforms, including the streamlining of administrative work by switching to paperless methods, and the creation of work environments and preparation of a foundation that reflect the diverse values of employees and work style reforms. Although progress on some existing measures may be delayed due to the impact of policies taken for the current COVID-19 situation, we will carefully identify the extent of the impact on our measures.

e.	Efforts Related to Sustainability

We are working to create value by integrating the resolution of social issues with MUFG’s management strategies, based on the belief that a sustainable environment and society is a prerequisite for MUFG’s sustainable growth.

•	Initiatives for sustainability through the provision of financial services

MUFG aims to help create a sustainable society and realize United Nations Sustainable Development Goals (SDGs) through its business activities. To this end, we have identified a number of environmental and social issues of concern at home and abroad and determined priority issues to be addressed by MUFG.

Currently, each business group has incorporated these priority issues into their business strategies and is pushing forward with initiatives to address them.

•	Sustainable Finance Goals

Aiming to facilitate the creation of a sustainable society and realization of SDGs via its financial services, MUFG has committed to extending a total of ¥20 trillion for sustainable finance over a period spanning from fiscal 2019 to fiscal 2030 (of this, ¥8 trillion will be used for environmental finance).

MUFG is one of the top performers in the world on the global private finance lead arrangers league table in the field of renewable energy financing. (2019 results: USD 3.4 billion; No. 2 in the world)

(Source: Bloomberg New Energy Finance ASSET FINANCE / Lead Arrangers LEAGUE TABLE)

•	Establishment of the Sustainable Business Office

MUFG Bank established the Sustainable Business Office in fiscal year 2019 as an organization specializing in cross-cutting sustainable business initiatives in order to integrate and further reinforce MUFG’s years of knowledge and experience in the environmental and social fields. We will work together to develop solutions towards medium and long-term environmental and social issues of our customers’ businesses and provide information and functions (such as ESG financing) to support their sustainable growth.

•	Closing of Japan’s first Sustainability-Linked Loan

MUFG Bank promotes ESG financing to support our customers’ sustainable business activities and ESG management. MUFG Bank has developed a scheme in compliance with the Sustainability Linked Loan Principles (SLLP). The new scheme offers adjustments in interest rates depending on the achievement of the pre-set ESG-related goals and has no restrictions on the use of proceeds. We closed the first syndicated Sustainability-Linked Loan complying with SLLP in Japan, and two other subsequent deals, in fiscal year 2019.

•	Signing of the Principles for Responsible Banking

The Principles for Responsible Banking have been developed to align the banking sector with society’s goals as expressed in the SDGs, the Paris Climate Agreement, and other relevant frameworks. With the aspiration to “be the world’s most trusted financial group,” MUFG is promoting sustainability initiatives with strong commitment from top management. In fiscal year 2019 we decided to support the Principles for Responsible Banking, as we believe that their objective is fully consistent with our aspiration.

•	Applying the MUFG Environmental and Social Policy Framework

MUFG recognizes that the environmental and social risks arising from the business activities of each Group company are important to our business and require managing appropriately. MUFG has established the MUFG Environmental and Social Policy Framework as a framework for realizing environmental and social considerations in credit and underwriting of bonds and stocks.

Prohibited Transactions

•	Illegal transactions and transactions for illegal purposes
•	Transactions which violate public order and good morals
•	Transactions that negatively impact wetlands designated under the Ramsar Convention
•	Transactions that negatively impact UNESCO designated World Heritage Sites
•	Transactions violating the Washington Convention
•	Transactions involving the use of child labor or forced labor

Restricted Transactions

(1)	Cross-sectoral items
•	Impact on Indigenous Peoples Communities
•	Land expropriation leading to involuntary resettlement
•	Impact on High Conservation Value areas
(2)	Sector specific items

Coal fired power generation, cluster munitions manufacturing, forestry, palm oil, mining (coal)

For details, please refer to

URL: https://www.mufg.jp/english/csr/policy/

•	Sustainability Promotion Framework

In fiscal year 2019, MUFG reorganized the CSR Committee, which is comprised mainly of members of the holding company’s Executive Committee, to the Sustainability Committee, and reviewed the content of discussions and the composition of its members, with the aim of discussing initiatives to solve environmental and social issues for the realization of a sustainable environment and society and the sustainable growth of MUFG. The Sustainability Committee meets once a year in principle.

The Committee, which is also participated by the directors of the Group, discusses policies and strategies related to the promotion of sustainability for the entire Group as well as the status of efforts to address environmental and social issues at group companies, and promotes sustainability activities throughout the Group while strengthening cooperation among the companies. The details of the Committee’s discussions are submitted or reported to the Board of Directors and the Executive Committee.

(2)	Financial Position and Results of Operations of the Group and the Company

(Consolidated Basis and Non-Consolidated Basis)

a.	Financial Position and Results of Operations of the Group (Consolidated Basis)

	(Billions of yen)

	Fiscal Year 2016 Ended March 31, 2017	Fiscal Year 2017 Ended March 31, 2018	Fiscal Year 2018 Ended March 31, 2019	Fiscal Year 2019 Ended March 31, 2020
Ordinary income	5,979.5	6,068.0	6,697.4	7,299.0
Ordinary profits	1,360.7	1,462.4	1,348.0	1,235.7
Profits attributable to owners of parent	926.4	989.6	872.6	528.1
Consolidated comprehensive income (Figures in parentheses represent net loss)	330.6	1,330.8	686.9	271.4
Total net assets	16,658.3	17,295.0	17,261.6	16,855.7
Total assets	303,297.4	306,937.4	311,138.9	336,571.3

(Notes)	1.	All figures have been rounded down to the nearest first decimal place.
2.

The major year-on-year decrease in profits attributable to owners of parent in fiscal year 2019 is due to the extraordinary losses recorded as the result of a one-time amortization of goodwill of our overseas consolidated subsidiaries.

b.	Financial Position and Results of Operations of the Company

(Non-Consolidated Basis)

	(Billions of yen)

	Fiscal Year 2016 Ended March 31, 2017		Fiscal Year 2017 Ended March 31, 2018		Fiscal Year 2018 Ended March 31, 2019		Fiscal Year 2019 Ended March 31, 2020
Operating income	625.5		592.2		325.7		400.8
Dividends received	599.4		566.1		297.4		367.3
Dividends received from banking subsidiaries	535.5		487.4		207.1		277.4
Dividends received from other subsidiaries	20.2		23.0		25.4		20.3
Profits	(millions of yen	)	(millions of yen	)	(millions of yen	)	(millions of yen	)
	577,656		541,886		139,767		429,000
Profits per share	(yen	)	(yen	)	(yen	)	(yen	)
	42.56		40.81		10.71		33.25
Total assets	13,969.7		15,691.4		17,392.7		18,650.0
Investments in banking subsidiaries	7,771.5		7,761.2		7,654.2		7,653.3
Investments in other subsidiaries	1,590.5		1,652.4		1,239.6		999.5

(Note)	All figures have been rounded down to the nearest first decimal place.

(3)	Employees of the Group

								(Persons)
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Other	Total
Number of Employees as of March 31, 2020	38,817	6,655	2,442	54,627	5,234	2,996	27,799	138,570
Number of Employees as of March 31, 2019	40,413	6,312	2,177	35,108	4,124	3,343	27,913	119,390

(Note)	The number of employees indicates the number of persons employed, including staff in overseas offices, but does not include temporary employees.

(4)	Principal Offices, etc. of the Group

a.	MUFG Bank, Ltd.

	Name of Principal Offices	Number of Offices
		March 31, 2020	March 31, 2019
Kanto and Koshinetsu	Head Office, etc.	420	412
Tohoku and Hokkaido	Sendai Branch, Sapporo Branch, etc.	5	7
Tokai and Hokuriku	Nagoya Main Office, Shizuoka Branch, etc.	131	132
Kinki	Kyoto Branch, Osaka Main Office, etc.	169	173
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	11	11
Kyushu	Fukuoka Branch, etc.	10	10
(Domestic Total)		(746)	(745)
The Americas	New York Branch, etc.	20	21
Europe	London Branch, etc.	3	3
The Middle East and Africa	Dubai Branch, etc.	6	6
Asia and Oceania	Hong Kong Branch, etc.	32	34
(Overseas Total)		(61)	(64)
Grand Total		807	809

(Notes)	1.	The number of offices includes sub-branches.
2.	In addition to the above, as of March 31, 2020, 8 overseas representative offices (8 as of March 31, 2019) and 50,523 non-branch ATMs (50,811 as of March 31, 2019) were in operation.
3.	In addition to the above, as of March 31, 2020, 7 offices (6 as of March 31, 2019) that are engaged in auxiliary businesses, including currency exchange shops, were in operation.
4.

au Kabucom Securities Co., Ltd., Mitsubishi UFJ Trust and Banking Corporation, au Jibun Bank Corporation, Mitsubishi UFJ Loan Business Co., Ltd., Mitsubishi UFJ Financial Partners Co., Ltd., and TOYOTA FINANCE CORPORATION are the banking agencies of MUFG Bank, Ltd. The banking agency consignment relationship with au Kabucom Securities Co., Ltd. was terminated as of March 31, 2020. Therefore, effective as of April 1, 2020, au Kabucom Securities Co., Ltd. is not included in the banking agencies of MUFG Bank, Ltd.

b.	Mitsubishi UFJ Trust and Banking Corporation

	Name of Principal Offices	Number of Offices
		March 31, 2020	March 31, 2019
Kanto and Koshinetsu	Main Branch, etc.	29	29
Tohoku and Hokkaido	Sendai Branch and Sapporo Branch	2	2
Tokai and Hokuriku	Nagoya Branch, Shizuoka Branch, etc.	5	5
Kinki	Kyoto Branch, Umeda Branch, Kobe Branch, etc.	11	11
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	3	3
Kyushu	Fukuoka Branch, etc.	2	2
(Domestic Total)		(52)	(52)
The Americas and Europe	New York Branch, London Branch	2	2
Asia and Oceania	Hong Kong Branch and Singapore Branch	2	2
(Overseas Total)		(4)	(4)
Grand Total		56	56

(Notes)	1.	The number of offices includes sub-branches.
2.

In addition to the above, as of March 31, 2020, 2 overseas representative offices (2 as of March 31, 2019), 35,740 non-branch ATMs (35,746 as of March 31, 2019) and 69 trust business agencies (69 as of March 31, 2019) were in operation.

c.	Mitsubishi UFJ Securities Holdings Co., Ltd

	Name of Principal Offices	Number of Offices
		March 31, 2020	March 31, 2019
Kanto and Koshinetsu	Head Office, etc.	22	25
Tohoku and Hokkaido	Sendai Branch, Sapporo Branch	2	4
Tokai and Hokuriku	Nagoya Branch, Toyama Branch, etc.	10	11
Kinki	Kyoto Branch, Osaka Branch, Kobe Branch, etc.	9	9
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	4	7
Kyushu	Fukuoka Branch, etc.	4	6
Total		51	62

d.	Consumer Finance Subsidiaries

Mitsubishi UFJ NICOS Co., Ltd.:	6 offices in total (6 as of March 31, 2019), consisting of the Head Office (Tokyo) and the branches

ACOM CO., LTD.:	The Head Office (Tokyo), and 938 loan business outlets (including unstaffed outlets) (1,000 as of March 31, 2019)

ACOM CO., LTD.:	The Head Office (Tokyo), and 938 loan business outlets (including unstaffed outlets) (1,000 as of March 31, 2019)

(5)	Capital Investment of the Group

a.	Total Amounts of Capital Investment

					(Millions of yen)
	MUFG Bank, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Other	Total
Amount of capital investment	287,905	48,572	27,786	14,443	24,331	403,039

(Note)     All figures have been rounded down to the nearest unit.

b.	New Additions, etc. of Significant Equipment

		(Millions of yen)
Company Name	Description	Amount
MUFG Bank, Ltd.	Sale of buildings of headquarter	11,425

(Note)     All figures have been rounded down to the nearest unit.

(6)	Principal Subsidiaries, etc.

Company Name	Location	Main Business(es)	Date of Establishment	Capital (millions of yen)		Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)	Amount of Dividends Paid to the Company (millions of yen)
MUFG Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	August 15, 1919	1,711,958		100.00 ( —)	235,638
Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	Trust Banking, Banking	March 10, 1927	324,279		100.00 ( —)	41,833
Mitsubishi UFJ NICOS Co., Ltd.	Bunkyo-ku, Tokyo	Credit Cards	June 7, 1951	109,312		100.00 ( —)	—
Mitsubishi UFJ Securities Holdings Co., Ltd.	Chiyoda-ku, Tokyo	Securities Holding Company	March 4, 1948	75,518		100.00 ( —)	17,975
Global Open Network, Inc.	Chuo-ku, Tokyo	Holding Company	December 14, 2018	11,078		80.00 ( —)	—
Japan Digital Design, Inc.	Chuo-ku, Tokyo	Research	October 2, 2017	1,800		86.11 (2.77)	—
MUFG Innovation Partners Co., Ltd.	Chiyoda-ku, Tokyo	Venture Capital Investment	January 4, 2019	250		100.00 ( —)	—
MUMEC Visionary Design, Ltd.	Chiyoda-ku, Tokyo	Consulting	October 1, 2018	100		60.00 ( —)	—
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Chiyoda-ku, Tokyo	Investment Trust Management	August 1, 1985	2,000		100.00 (100.00)	—
MU Investments Co., Ltd.	Chiyoda-ku, Tokyo	Investment Advising	September 27, 1993	1,200		100.00 (100.00)	—
Japan Shareholder Services Ltd.	Chiyoda-ku, Tokyo	SR and IR support	September 13, 2005	100		100.00 (100.00)	—
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	December 1, 2009	40,500		60.00 (60.00)	—
Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	October 25, 2005	8,000		100.00 (100.00)	—
au Kabucom Securities Co., Ltd.	Chiyoda -ku, Tokyo	Securities	November 19, 1999	7,196		51.00 (51.00)	—
Bank of Ayudhya Public Company Limited	Bangkok, Kingdom of Thailand	Banking	January 27, 1945	245,682 (THB 73,557 million	)	76.88 (76.88)	—

Company Name	Location	Main Business(es)	Date of Establishment	Capital (millions of yen)		Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)	Amount of Dividends Paid to the Company (millions of yen)
PT Bank Danamon Indonesia, Tbk.	Jakarta, Republic of Indonesia	Banking	July 16, 1956	40,170 (IDR 5,995,576 million	)	94.09 (94.09)	—
MUFG Americas Holdings Corporation	New York, NY, U.S.A.	Bank Holding Company	February 2, 1953	14,373 (USD 132,076 thousand	)	100.00 (95.00)	—
First Sentier Investors Holdings Pty Ltd	Sydney, Australia	Holding Company	January 16, 2019	268,969 (AUD 4,053,800 thousand	)	100.00 (100.00)	—
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	Trust Banking, Banking	April 11, 1974	20,339 (USD 187,117 thousand	)	100.00 (100.00)	—
Mitsubishi UFJ Trust International Limited	London, U.K.	Securities	March 14, 1986	5,332 (GBP 40,000 thousand	)	100.00 (100.00)	—
MUFG Investor Services Holdings Limited	Hamilton, Bermuda, British Overseas Territories	Holding Company	January 26, 2011	4,724 (USD 43,468 thousand	)	100.00 (100.00)	—
MUFG Lux Management Company S.A.	Luxembourg, Grand Duchy of Luxembourg	Investment Trust Management	January 4, 1995	880 (EUR 7,375 thousand	)	100.00 (100.00)	—
Mitsubishi UFJ Asset Management (UK) Ltd.	London, U.K.	Investment Management	August 20, 1984	266 (GBP 2,000 thousand	)	100.00 (100.00)	—
Mitsubishi UFJ Baillie Gifford Asset Management Limited	Edinburgh, U.K.	Investment Advising	December 21, 1989	66 (GBP 500 thousand	)	51.00 (51.00)	—
MUFG Securities EMEA plc	London, U.K.	Securities	February 11, 1983	232,922 (GBP 1,747,093 thousand	)	100.00 (100.00)	—
MUFG Securities Asia Limited	Hong Kong, People’s Republic of China	Securities	March 30, 1973	24,214 (USD 222,500 thousand	)	100.00 (100.00)	—
MUFG Securities (Canada), Ltd.	Toronto, Ontario, Canada	Securities	September 30, 2015	14,439 (CAD 188,500 thousand	)	100.00 (100.00)	—
MUFG Securities Asia (Singapore) Limited	Singapore, Republic of Singapore	Securities	November 1, 1985	2,703 (SGD 35,400 thousand	)	100.00 (100.00)	—
ACOM CO., LTD.	Chiyoda-ku, Tokyo	Loan, Loan Guarantees	October 23, 1978	63,832		40.19 (2.61)	2,354

Company Name	Location	Main Business(es)	Date of Establishment	Capital (millions of yen)		Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)	Amount of Dividends Paid to the Company (millions of yen)
The Master Trust Bank of Japan, Ltd.	Minato-ku, Tokyo	Trust Banking, Banking	November 13, 1985	10,000		46.50 (46.50)	—
Mitsubishi UFJ Real Estate Services Co., Ltd.	Chiyoda-ku, Tokyo	Real Estate Brokering	June 14, 1988	300		100.00 (100.00)	—
Mitsubishi UFJ Lease & Finance Company Limited	Chiyoda-ku, Tokyo	Leasing	April 12, 1971	33,196		22.85 (9.34)	3,550
Hitachi Capital Corporation	Minato-ku, Tokyo	Leasing	September 10, 1957	9,983		23.05 (0.04)	2,795
Mitsubishi Research Institute DCS Co., Ltd.	Shinagawa-ku, Tokyo	Software Development, Information Processing	July 10, 1970	6,059		20.00 ( —)	151
au Jibun Bank Corporation	Chuo-ku, Tokyo	Banking	May 25, 2006	62,500		36.22 (36.22)	—
The Chukyo Bank, Ltd.	Nagoya-shi, Aichi	Banking	February 10, 1943	31,844		39.78 (39.78)	—
JACCS CO., LTD.	Hakodate-shi, Hokkaido	Agency Services for Credit Purchases	December 23, 1948	16,138		22.31 (22.31)	—
JALCARD Inc.	Shinagawa-ku, Tokyo	Credit Cards	October 30, 1984	360		49.37 (49.37)	—
Morgan Stanley MUFG Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	May 1, 1996	62,149		49.00 (49.00)	—
Morgan Stanley	New York, NY, U.S.A.	Bank Holding Company	September 16, 1935	929,484 (USD 8,540,702 thousand	)	23.93 ( —)	63,050
Vietnam Joint Stock Commercial Bank for Industry and Trade	Hanoi, Socialist Republic of Vietnam	Banking	March 26, 1988	171,276 (VND 37,234,045 million	)	19.72 (19.72)	—
Security Bank Corporation	Makati, Republic of the Philippines	Banking	May 8, 1951	16,492 (PHP 7,635,389 thousand	)	20.00 (20.00)	—
AMP Capital Holdings Limited	Sydney, Australia	Holding Company	November 6, 1997	3,318 (AUD 50,016 thousand	)	15.00 (15.00)	—

(Notes)	1.	Amounts have been rounded down to the nearest unit.
2.	The yen equivalent of the capital amount has been calculated using the foreign exchange rate as of the date of the close of the account.
3.	The percentage of voting rights of the subsidiaries, etc. held by the Company has been rounded down to the nearest second decimal place.
4.

The figures in parentheses ( ) in the column “Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company” indicate the percentage of voting rights held by the subsidiaries, subsidiary entities, etc., of the Company.

5.	The Company has newly added Japan Shareholder Services Ltd. to the list above as one of principal subsidiaries in conjunction with its business scope expansion.
6.	PT Bank Danamon Indonesia, Tbk. became the Company’s consolidated subsidiary on April 29, 2019 as a result of acquisition of Bank Danamon’s shares in stages by MUFG Bank, Ltd.
7.

The Company has newly added First Sentier Investors Holdings Pty Ltd to the list above as one of the principal subsidiaries. This company has eight of the principal subsidiaries of Colonial First State Group Limited, whose shares were purchased by Mitsubishi UFJ Trust and Banking Corporation on August 2, 2019.

(7)	Major Borrowings

	Balance of Borrowings (millions of yen)	Creditor Investment in the Company
Creditors		Number of Shares Held (shares)	Voting Interest (%)
MUFG Bank, Ltd.	1,255,990	—	—

(Note)	All figures have been rounded down to the nearest unit.

2.	Matters Concerning Company Executives (Directors and Corporate Executives)

(1)	Status of Company Executives

Members of the Board of Directors

(As of March 31, 2020)

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Mariko Fujii	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Risk Member (Chairperson)	Outside Director of NTT DATA CORPORATION	—

Kaoru Kato	Member of the Board of Directors (Outside Director) Audit Member	Corporate Advisor of NTT DOCOMO Inc. President of Japan Telework Association	—

Haruka Matsuyama	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member (Chairperson)	Partner of Hibiya Park Law Offices Outside Director of T&D Holdings, Inc. Outside Director of Restar Holdings Corporation External Audit & Supervisory Board Member of Mitsui & Co., Ltd.	—

Toby S. Myerson	Member of the Board of Directors (Outside Director) Risk Member	Chairman & CEO of Longsight Strategic Advisors LLC Outside Director of MUFG Americas Holdings Corporation Outside Director of MUFG Union Bank, N.A.	—

Hirofumi Nomoto	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member	Chairman & Representative Director of Tokyu Corporation Director of Tokyu Fudosan Holdings Corporation Director of TOKYU RECREATION CO., LTD. Outside Director of TOEI COMPANY, LTD.	—

Tsutomu Okuda	Member of the Board of Directors (Outside Director) Nominating Member (Chairperson) Compensation Member	Special Advisor of J. Front Retailing Co., Ltd.	—

Yasushi Shingai	Member of the Board of Directors (Outside Director) Audit Member Risk Member	Outside Director of Asahi Group Holdings, Ltd. Outside Director of Dai-ichi Life Holdings, Inc.	(Note) 1

Tarisa Watanagase	Member of the Board of Directors (Outside Director) Risk Member	Outside Director of The Siam Cement Public Company Limited	—

Akira Yamate	Member of the Board of Directors (Outside Director) Audit Member (Chairperson)	External Director of Nomura Real Estate Holdings, Inc. External Member of Board of Statutory Auditors of Prudential Holdings of Japan, Inc.	(Note) 1

Tadashi Kuroda	Member of the Board of Directors Audit Member		—

Junichi Okamoto	Member of the Board of Directors Audit Member		—

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Nobuyuki Hirano	Member of the Board of Directors	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley Outside Audit & Supervisory Board Member of TOYOTA MOTOR CORPORATION Outside Director of Mitsubishi Heavy Industries, Ltd.	—

Mikio Ikegaya	Member of the Board of Directors	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director) Chairman of the Trust Companies Association of Japan	—

Saburo Araki	Member of the Board of Directors	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	—

Kanetsugu Mike	Member of the Board of Directors Nominating Member Compensation Member	President & CEO of MUFG Bank, Ltd. (Representative Director)	—

Hironori Kamezawa	Member of the Board of Directors	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative Director) Representative of the Board of Directors & CEO of Global Open Network, Inc. Chairman of Global Open Network Japan, Inc.	—

(Notes)	Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Audit Member: Member of the Audit Committee, Risk Member: Member of the Risk Committee
1.

Mr. Yasushi Shingai, an Audit Member, with long years of experience in an accounting department, has respectable knowledge regarding finance and accounting. Mr. Akira Yamate, an Audit Member, is qualified as a certified public accountant and has respectable knowledge regarding finance and accounting.

2.

To ensure the effectiveness of audit, the Company elected Mr. Tadashi Kuroda and Mr. Junichi Okamoto, who are directors who do not concurrently serve as Corporate Executives, as full-time Audit Members.

3.

The Company designated Ms. Mariko Fujii, Mr. Kaoru Kato, Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Tsutomu Okuda, Mr. Yasushi Shingai, Ms. Tarisa Watanagase and Mr. Akira Yamate, each an Outside director, as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange to that effect.

4.	The officially registered name of Ms. Haruka Matsuyama is Haruka Kato.

Corporate Executives

(As of March 31, 2020)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Nobuyuki Hirano	Chairman (Corporate Executive)

Chairman of the Board of Directors of MUFG Bank, Ltd. (Representative Director)

Director of Morgan Stanley Outside Audit & Supervisory Board Members of TOYOTA MOTOR CORPORATION

Outside Director of Mitsubishi Heavy Industries, Ltd.

Mikio Ikegaya	Deputy Chairman (Representative Corporate Executive)	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director) Chairman of the Trust Companies Association of Japan

Saburo Araki	Deputy Chairman (Representative Corporate Executive)	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Kanetsugu Mike	President & Group CEO (Representative Corporate Executive)	President & CEO of MUFG Bank, Ltd. (Representative Director)

Hironori Kamezawa	Deputy President (Representative Corporate Executive) Group COO & Group CDTO

Member of the board of Directors, Deputy President of MUFG Bank, Ltd. (Representative Director)

Representative of the Board of Directors & CEO of Global Open Network, Inc.

Chairman of Global Open Network Japan, Inc.

Muneaki Tokunari	Senior Managing Corporate Executive Group CFO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of MUFG Americas Holdings Corporation Director of MUFG Union Bank, N.A.

Masamichi Yasuda	Senior Managing Corporate Executive Group Head, Global Markets Business Group

Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.

Member of the Board of Directors, Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative Director)

Commissioner of PT Bank Danamon Indonesia, Tbk.

Kenji Yabuta	Senior Managing Corporate Executive Group Head, Japanese Corporate & Investment Banking Business Group Head of Unit, Research & Advisory Unit	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative Director)

Naoki Hori	Senior Managing Corporate Executive Group Head, Retail & Commercial Banking Business Group	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative Director) Director of ACOM CO., LTD.

Name	Title and Areas of Responsibility	Important Concurrent Posts
Masato Miyachi	Senior Managing Corporate Executive Group Head, Global Corporate & Investment Banking Business Group	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative Director)
Chairman of the Board of Directors of MUFG Americas Holdings Corporation
Chairman of the Board of Directors of MUFG Union Bank, N.A.

Sunao Yokokawa	Senior Managing Corporate Executive Group Head, Asset Management & Investor Services Business Group	Director and Senior Managing Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)

Takayoshi Futae	Senior Managing Corporate Executive Group Head, Global Commercial Banking Business Group & Group COO-I	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director)
Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.
Commissioner of PT Bank Danamon Indonesia, Tbk.

Iwao Nagashima	Senior Managing Corporate Executive Group CHRO & Group Deputy CDTO

Director, Deputy President, and Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)

Representative Director and President of MU Trust Apple Planning Company, Ltd

Naomi Hayashi	Managing Corporate Executive Group CSO (Corporate Planning Division excluding Budget & Resources Management and Global Business), In charge of Corporate Administration Division, in sub-charge of Digital Transformation Division	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative Director)
Director of Mitsubishi UFJ Securities Holdings Co., Ltd.
Director of Mitsubishi UFJ Lease & Finance Company Limited

Junichi Hanzawa	Managing Corporate Executive Group CCO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative Director)

Hiroki Kameda	Managing Corporate Executive Group CIO & Group CISO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative Director)
President & CEO (Representative Director) of Mitsubishi UFJ Information Technology, Ltd.
Director of Global Open Network, Inc.
Director of Global Open Network Japan, Inc.

Ritsuo Ogura	Managing Corporate Executive Group CAO & Managing Director, Head of Internal Audit Division

Masahiro Kuwahara	Managing Corporate Executive Group CRO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of Mitsubishi UFJ Trust and Banking Corporation

Hiroshi Mori	Managing Corporate Executive Group CLO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative Director)

(Notes)

1.	Mr. Muneaki Tokunari resigned as Senior Managing Corporate Executive and Group CFO on March 31, 2020. Mr. Tetsuya Yonehana was appointed Senior Managing Corporate Executive and Group CFO on April 1, 2020.

2.	Executive job titles are abbreviated as follows.

	CEO:	Chief Executive Officer
	COO:	Chief Operating Officer
	CSO:	Chief Strategy Officer (primarily in charge of Corporate Planning Division)
	CFO:	Chief Financial Officer (primarily in charge of Financial Planning Division)
	CRO:	Chief Risk Officer (primarily in charge of Corporate Risk Management Division and Credit Policy & Planning Division)
	CHRO:	Chief Human Resources Officer (primarily in charge of Human Resources Division)
	CCO-I:	Chief Operating Officer-International (primarily in charge of Corporate Planning Division (Global Business))
	CDTO:	Chief Digital Transformation Officer (primarily in charge of Digital Transformation Division)
	CCO:	Chief Compliance Officer (primarily in charge of Compliance Division and Global Financial Crimes Division)
	CLO:	Chief Legal Officer (primarily in charge of Legal Division)
	CAO:	Chief Audit Officer (primarily in charge of Internal Audit Division)
	CIO:	Chief Information Officer (primarily in charge of Operations & Systems Planning Division)
	CISO:	Chief Information Security Officer (primarily in charge of Cybersecurity Promotion Office)

Members of the Board of Directors and the Corporate Executives who retired during the fiscal year 2019:

Name	Title and Areas of Responsibility	Other
Eiichi Yoshikawa	Senior Managing Corporate Executive Group Head, Global Commercial Banking Business Group & Group COO-I	Resigned on April 1, 2019

Shigeru Asai	Senior Managing Corporate Executive Group Head, Global Markets Business Group	Resigned on April 1, 2019

Akira Hamamoto	Senior Managing Corporate Executive Group CCO & Group CLO	Resigned on April 1, 2019

Hiroshi Naruse	Senior Managing Corporate Executive Group CHRO & Group Deputy CIO	Resigned on April 1, 2019

Shigeru Yoshifuji	Managing Corporate Executive Group CAO & Managing Director, Head of Internal Audit Division	Resigned on April 1, 2019

Hiroshi Kawakami	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Audit Member	Retired on June 27, 2019

Yuko Kawamoto	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Risk Member (Chairperson)	Retired on June 27, 2019

Kiyoshi Sono	Member of the Board of Directors Managing Corporate Executive Group Deputy CAO	Retired on June 27, 2019

(Note)	The titles and Areas of Responsibility are as of the date of retirement.

(2)	Compensation, etc. for Company Executives

					(Millions of yen)
Classification	Number of Recipients (persons)	Compensation, etc.	Annual base salary	Performance-based stock compensation	Cash bonus
Director	13	316	314	1	–
Corporate Executive	20	1,312	743	266	303
Total	33	1,629	1,058	267	303

(Notes)	1.	All figures have been rounded down to the nearest unit.
2.	The compensation, etc. paid to Corporate Executives who concurrently serve as Members of the Board of Directors is described in the column of Corporate Executive.
3.

On July 1, 2016, the Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan. Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan during the fiscal year 2019.

Policy on Decisions on the Contents of Compensation for Individual Executives, etc. (revised May 15, 2020)

1.	Context of the Policy

The Company’s Compensation Committee has prescribed this policy on decisions on the contents of compensation for individual Members of the Board of Directors, Corporate Executives and Executive Officers (“Executives, etc.”) (the “Policy”) in accordance with the provisions of the Companies Act with regard to a company with three committees. The outline of the Policy are as below. In addition, major subsidiaries of the Company have each prescribed a similar policy based on the Policy of the Company.

2.	Decision-Making Organization for the Policy and Authorities, etc.

The Company, as a company with three committees, has established a Compensation Committee. The Compensation Committee comprises independent Outside Directors and a director who concurrently serves as President & Group CEO (Representative Corporate Executive) and is chaired by an independent outside director.

3.	Summary of the Policy (revised May 15, 2020)

1)	Philosophy and Objective

The MUFG Group, through its “simple, speedy and transparent group-integrated operations” and supported by its consolidated strength, provides prime-quality products and services to respond to any and all financial needs, with the aim to “be the world’s most trusted global financial group” and win strong support from its customers and society.

In an effort to realize such a management policy, we have decided on this Policy on compensation for executives in order to prevent excessive risk-taking and raise motivation of Executives, etc., to contribute not only to the short-term but also to the medium- to long-term improvement of financial results, while also further driving measures aimed at taking on the challenges of reform implementation, thereby improving our competitiveness and enabling sustainable growth and the medium- to long-term enhancement of the enterprise value of the MUFG Group. In addition, this Policy has been prescribed in accordance with the business performance and financial soundness of the Company and the MUFG Group and applicable Japanese and overseas regulations regarding compensation of executives, while at the time ensuring objectivity and transparency of the process of determining compensation for executives.

2)	Compensation Level

We determine the level of compensation for executives that is competitive and appropriate for the Company and its subsidiaries taking into consideration the economic and social context, industry trend, management environment of the MUFG Group, and status of financial results, as well as human resources markets in the country where the Executives, etc. are appointed and other important factors, and upon referencing the objective research data of third-party, specialist agencies.

Compensation levels by position (excluding Outside Directors and Directors who are Audit Members) have been set according to a compensation system in which compensation amounts for each type of compensation decrease in descending order of position, with the President & CEO being the highest-paid individual followed by the Chairman, the Deputy Chairman, Deputy President, Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles. Furthermore, “Director and Corporate Executive Allowances” and “Committee Member (Chairperson) Allowances” and similar allowances are added according to the roles and responsibilities of each executive.

3)	Contents of Compensation

-

In principle, compensation for the Company’s Executives, etc. is composed of three types: “annual base salary” (fixed), “performance-based stock compensation” (linked to stock price and medium- to long-term performance) and “cash bonuses” (linked to short-term performance). The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of such executives.

-

In the stock compensation plan, the Company’s shares are issued to Executives, etc. by means of the trust structure. Stock compensation has been implemented in fiscal year 2016 as a common Group-wide new medium- to long-term incentive plan.

-

The proportion of the President & CEO’s compensation since fiscal year 2018 is balanced among these three types of compensation: “annual base salary : performance-based stock compensation : cash bonus = 1 : 1 : 1.” (In case the stock compensation and cash bonus are paid in base amount).

-

The proportion of compensation by position has been set according to a compensation system in which the proportion of the performance-based compensation decreases in descending order of position, with the President &CEO being the individual with the highest proportion of performance-linked compensation (approx. 67%) followed by the Chairman (approx. 60%), the Deputy Chairman (approx. 60%), Deputy President (approx. 50%), Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles.

-

Outside Directors who takes on the role of overseeing and monitoring management and directors serving as audit members are not eligible to receive stock compensation or cash bonuses in consideration of the contents of their duties.

-

Regardless of the above, compensation for Executives, etc. who are hired locally outside Japan is individually designed in order to prevent excessive risk taking, taking into account compensation regulations, compensation practice, the local market rate and other related factors in the relevant overseas region, as well as the job contents and characteristics of the duties of such Executives, etc.

(3)	Limited Liability Agreement

Following is the summary of the limited liability agreements that the Company entered into with all the non-executive directors in accordance with the Articles of Incorporation of the Company.

Name	Summary of the Limited Liability Agreement
Mariko Fujii	With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when a non-executive directors acts in good faith and is not grossly negligent in conducting directors’ duties, the non- executive directors shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.
Kaoru Kato
Haruka Matsuyama
Toby S. Myerson
Hirofumi Nomoto
Tsutomu Okuda
Yasushi Shingai
Tarisa Watanagase
Akira Yamate
Tadashi Kuroda
Junichi Okamoto

3.	Matters Concerning Outside Directors

(1)	Concurrent Posts and Other Conditions of Outside Directors

Important concurrent posts of outside directors are as described in “2. Matters Concerning Company Executives (directors and corporate executives), (1) Status of Company Executives.” In addition, there is no special business relationship between organizations where outside directors hold important concurrent posts and the Company.

(2)	Main Activities of the Outside Directors

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Mariko Fujii	9 months	Board of Directors: 8/8 Nominating and Governance Committee: 12/12 Compensation Committee: 5/5	Has made necessary statements appropriately based on her considerable experience as a university professor and Ambassador Extraordinary and Plenipotentiary.

Kaoru Kato	9 months	Board of Directors: 8/8 Audit Committee: 10/10	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a manager of a leading telecommunications company in Japan.

Haruka Matsuyama	5 years and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 14/14 Compensation Committee: 8/8	Has made necessary statements appropriately based on her considerable experience as an attorney at law.

Toby S. Myerson	2 years and 9 months	Board of Directors: 10/10	Has made necessary statements appropriately based on his considerable experience as an attorney at law.

Hirofumi Nomoto	9 months	Board of Directors: 8/8 Nominating and Governance Committee: 12/12 Compensation Committee: 5/5	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a manager of one of Japan’s largest companies.

Tsutomu Okuda	5 years and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 14/14 Compensation Committee: 8/8	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a manager of a leading Japanese distribution company.

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Yasushi Shingai	1 year and 9 months	Board of Directors: 10/10 Audit Committee: 15/16	Has considerable experience as a global corporate manager and made necessary statements appropriately based on his professional insight not only in corporate finance, but also M&A and post- M&A corporate management.

Tarisa Watanagase	2 years and 9 months	Board of Directors: 10/10	Has made necessary statements appropriately based on her considerable experience as governor of the Bank of Thailand and an economist.

Akira Yamate	4 years and 9 months	Board of Directors: 10/10 Audit Committee: 16/16	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a certified public accountant.

(Note)	Regarding Ms. Mariko Fujii, Mr. Kaoru Kato, and Mr. Hirofumi Nomoto, attendance is recorded at meetings of the board of directors and each Committee held after they assumed the office of director.

(3)	Compensation, etc. for Outside Directors

	(Millions of yen)

	Number of Recipients (persons)	Compensation, etc. from the Company	Annual base salary	Performance-based stock compensation	Cash bonus	Compensation, etc. from subsidiaries of the Company
Total Compensation, etc.	11	183	183	—	—	40

(Note)	All figures have been rounded down to the nearest unit.

4.	Matters Concerning Shares of the Company

(1)	Number of Shares

Total Number of Shares Authorized to be Issued

(Number of Shares)
Common Stock	33,000,000,000
The Second Series of Class 5 Preferred Stock	400,000,000
The Third Series of Class 5 Preferred Stock	400,000,000
The Fourth Series of Class 5 Preferred Stock	400,000,000
The First Series of Class 6 Preferred Stock	200,000,000
The Second Series of Class 6 Preferred Stock	200,000,000
The Third Series of Class 6 Preferred Stock	200,000,000
The Fourth Series of Class 6 Preferred Stock	200,000,000
The First Series of Class 7 Preferred Stock	200,000,000
The Second Series of Class 7 Preferred Stock	200,000,000
The Third Series of Class 7 Preferred Stock	200,000,000
The Fourth Series of Class 7 Preferred Stock	200,000,000

(Notes)	1.	The total number of shares authorized to be issued from the Second Series to the Fourth Series of Class 5 Preferred Stock shall not exceed 400,000,000 shares.
2.	The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 6 Preferred Stock shall not exceed 200,000,000 shares.
3.	The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 7 Preferred Stock shall not exceed 200,000,000 shares.

Total Number of Shares Outstanding

(Number of Shares)
Common Stock	13,581,995,120

(Notes)	1.	The number of common stock includes 708,498,772 common stock owned by the Company.
2.

At the meeting of the board of directors held on May 15, 2017, the Company resolved to establish a share cancellation policy under which the targeted maximum amount of treasury stock retained by the Company shall be approximately 5% of the total number of issued shares and the Company shall cancel the shares exceeding such amount. Based on this policy, the Company completed cancellation of 85,775,400 shares of common stock on January 20, 2020.

(2)	Number of Shareholders as of March 31, 2020

Common Stock	754,778

(3)	Major Shareholders

Common Stock

Name of Shareholders	Conditions of Contributions to the Company
	Number of Shares Held	Percent of Shares Held
The Master Trust Bank of Japan, Ltd. (Trust account)	882,084,400	6.85
Japan Trustee Services Bank, Ltd. (Trust account)	681,642,700	5.29
SSBTC CLIENT OMNIBUS ACCOUNT	323,134,697	2.51
Japan Trustee Services Bank, Ltd. (Trust account 5)	274,801,900	2.13
BNYM RE NORWEST/WELLS FARGO OMNIBUS	271,085,100	2.10
Japan Trustee Services Bank, Ltd. (Trust account 9)	253,343,500	1.96
JP Morgan Chase Bank 385151	218,028,972	1.69
Government of Norway	199,031,525	1.54
Japan Trustee Services Bank, Ltd. (Trust account 7)	187,972,500	1.46
State Street Bank West Client – Treaty 505234	182,289,491	1.41

(Notes)	1. Figures for the percentage of shares held have been rounded down to the nearest second decimal place.
2. The percentage of common stock held is calculated excluding 708,498,772 shares of common stock owned by the Company.

5.	Matters Concerning Independent Auditor

(1)	Status of Independent Auditor

		(Millions of yen)
Name	Compensation, etc. for the Fiscal Year 2019	Other
Deloitte Touche Tohmatsu LLC (Name of designated limited liability partners: Hidehito Goda Hiroharu Nakamura Shigehiko Matsumoto Kentaro Mizushima)	155

(Reason that the Audit Committee consented to the compensation, etc.)

The Audit Committee received necessary documents and reports from the relevant departments/divisions of the Company and Independent Auditor and examined the appropriateness of its audit plan, the state of performance of its duties, appropriateness of the basis for the calculation of the compensation such as the estimates of the time required for its audit and unit fee and reasonableness of the past trends of those factors. Upon such examination, the Committee judged that the compensation, etc. for Independent Auditor is at a reasonable level to maintain and improve the quality of its audit and consented to the proposed compensation, etc.

(Details of Non-auditing Services)

The Company entrusts to the Independent Auditors the search procedure services concerning internal management systems with respect to calculation of capital adequacy ratios and preparation of comfort letters, which are services other than the services provided in Articles 2, Paragraph 1 of the Certified Public Accountants Law (non-auditing services).

(Notes)	1. The above figure has been rounded down to the nearest unit.

2.  The “Compensation, etc. for the Fiscal Year 2019” includes the amount of the compensation for the audit of the financial statements pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act, but does not include the amount of the compensation for the audit of Internal Control pursuant to Paragraph 2 of the same Article of the same Act.

3. The total amount of monetary and other property benefits which are to be paid by the Company, its subsidiaries and subsidiary entities, etc. to the Independent Auditor is ¥5,878 million.

(2)	Other Matters Concerning Independent Auditor

a.	Policy for the appointment, termination and non-appointment of the Independent Auditor

If it is deemed to be difficult for the Independent Auditor to properly carry out its duties, the independence and qualification of the Independent Auditor required by laws and regulations cannot be secured, or otherwise it is deemed to be necessary, the Audit Committee will consider submitting an agenda concerning termination and non-appointment of the Independent Auditor to a general meeting of shareholders. If an Independent Auditor is deemed to fall under each item of Article 340, Paragraph 1 of the Companies Act, the Audit Committee will consider the termination of the Independent Auditor.

b.	Fact that audit corporations other than the Independent Auditor of the Company conduct audits of the financial documents of the principal subsidiaries and subsidiary entities, etc.

Among the principal subsidiaries and subsidiary entities, etc. of the Company, the following companies were subject to audits by audit corporations other than the Independent Auditor of the Company (including companies holding the equivalent qualifications in foreign countries): Bank of Ayudhya Public Company Limited, PT Bank Danamon Indonesia, Tbk., MUFG Americas Holdings Corporation, First Sentier Investors Holdings Pty Ltd, Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A., Mitsubishi UFJ Trust International Limited, MUFG Investor Services Holdings Limited, MUFG Lux Management Company S.A., Mitsubishi UFJ Asset Management (UK) Ltd., Mitsubishi UFJ Baillie Gifford Asset Management Limited, MUFG Securities EMEA plc, MUFG Securities Asia Limited, MUFG Securities (Canada) Limited, MUFG Securities Asia (Singapore) Limited, and The Master Trust Bank of Japan, Ltd.

6.	Matters concerning Wholly-owned Specified Subsidiaries

	(Millions of yen)

Name of Wholly-owned Specified Subsidiaries	Address of Wholly-owned Specified Subsidiaries	Total book value of the shares of Wholly-owned Specified Subsidiaries as of March 31, 2020
MUFG Bank, Ltd.	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan	6,679,788

(Note)	Total assets in the balance sheets of the Company as of March 31, 2020 amounted to ¥18,650,002 million.

7.	Other Matters

∎

Policy concerning exercise of powers granted to the Board of Directors by the provisions of the Articles of Incorporation pursuant to Articles 459, Paragraph 1 of the Companies Act, if there are any such provisions under the Articles of Incorporation

In order to secure the flexibility of capital policy, Articles 44 of the Company’s Articles of Incorporation, in accordance with Articles 459, Paragraph 1, Item 1 of the Companies Act, stipulates that acquisition of the Company’s own shares through an agreement with the shareholders may be determined by a resolution of the board of directors. The Company will appropriately conduct such acquisition of its own shares after comprehensive consideration of factors such as its business performance and the environment for strategic investment.

(Items omitted as not applicable)

“Business Transfers, etc.” “Other Significant Matters Concerning the Current State of the Group” “Opinions of Outside Executives” “Matters Concerning Stock Acquisition Rights, etc., of the Company” “Limited Liability Agreement of Independent Auditor” “Basic Policy Concerning Individuals Who Control Decisions on Financial and Business Policies” “Matters Concerning the Transactions with the Parent Company, etc.” “Matters Concerning Accounting Advisor”

Mitsubishi UFJ Financial Group, Inc.

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2020
Assets:
Cash and due from banks	78,335,634
Call loans and bills bought	727,598
Receivables under resale agreements	24,104,564
Receivables under securities borrowing transactions	3,464,533
Monetary claims bought	6,583,403
Trading assets	20,250,172
Money held in trust	1,046,323
Securities	65,555,127
Loans and bills discounted	109,114,612
Foreign exchanges	1,741,290
Other assets	13,900,403
Tangible fixed assets	1,319,789
Buildings	341,984
Land	680,425
Lease assets	19,811
Construction in progress	34,733
Other tangible fixed assets	242,834
Intangible fixed assets	1,498,407
Software	552,291
Goodwill	283,672
Lease assets	22
Other intangible fixed assets	662,421
Net defined benefit asset	712,206
Deferred tax assets	127,516
Customers’ liabilities for acceptances and guarantees	8,830,436
Allowance for credit losses	(740,641)

Total assets	336,571,379

Liabilities:
Deposits	187,623,551
Negotiable certificates of deposit	7,787,524
Call money and bills sold	3,671,100
Payables under repurchase agreements	31,692,711
Payables under securities lending transactions	1,058,042
Commercial papers	2,162,329
Trading liabilities	14,067,826
Borrowed money	24,651,574
Foreign exchanges	2,223,010
Short-term bonds payable	962,295
Bonds payable	13,464,472
Due to trust accounts	9,798,688
Other liabilities	10,407,459
Reserve for bonuses	110,964
Reserve for bonuses to directors	1,446
Reserve for stocks payment	11,298
Net defined benefit liability	86,547
Reserve for retirement benefits to directors	1,058
Reserve for loyalty award credits	31,247
Reserve for contingent losses	206,029
Reserves under special laws	4,269
Deferred tax liabilities	754,111
Deferred tax liabilities for land revaluation	107,641
Acceptances and guarantees	8,830,436

Total liabilities	319,715,640

Net assets:
Capital stock	2,141,513
Capital surplus	980,102
Retained earnings	10,855,798
Treasury stock	(505,518)
Total shareholders’ equity	13,471,894
Net unrealized gains (losses) on available-for-sale securities	2,066,363
Net deferred gains (losses) on hedging instruments	189,342
Land revaluation excess	158,633
Foreign currency translation adjustments	300,838
Remeasurements of defined benefit plans	(159,766)
Debt value adjustments of foreign subsidiaries and affiliates	(36,470)
Total accumulated other comprehensive income	2,518,940
Subscription rights to shares	59
Non-controlling interests	864,844

Total net assets	16,855,738

Total liabilities and net assets	336,571,379

Mitsubishi UFJ Financial Group, Inc.

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2020
Ordinary income	7,299,078
Interest income	3,841,301
Interest on loans and bills discounted	2,363,562
Interest and dividends on securities	692,854
Interest on call loans and bills bought	11,125
Interest on receivables under resale agreements	222,843
Interest on receivables under securities borrowing transactions	26,707
Interest on deposits	160,027
Other interest income	364,181
Trust fees	130,829
Fees and commissions	1,577,596
Trading income	203,724
Other operating income	912,686
Other ordinary income	632,939
Gains on loans written-off	95,275
Others	537,664

Ordinary expenses	6,063,308
Interest expenses	1,948,484
Interest on deposits	689,461
Interest on negotiable certificates of deposit	151,788
Interest on call money and bills sold	3,471
Interest on payables under repurchase agreements	341,923
Interest on payables under securities lending transactions	2,543
Interest on commercial papers	58,751
Interest on borrowed money	69,051
Interest on short-term bonds payable	8
Interest on bonds payable	298,960
Other interest expenses	332,523
Fees and commissions	236,329
Trading expenses	42,267
Other operating expenses	452,903
General and administrative expenses	2,793,921
Other ordinary expenses	589,401
Provision for allowance for credit losses	130,101
Others	459,299

Ordinary profits	1,235,770

Extraordinary gains	49,896
Gains on disposition of fixed assets	16,328
Gains on sales of shares of subsidiaries	31,462
Gains on step acquisitions	2,105

Extraordinary losses	456,223
Losses on disposition of fixed assets	14,658
Losses on impairment of fixed assets	65,786
Provision for reserve for contingent liabilities from financial instruments transactions	5
Losses on change in equity	21,311
Losses on sales of shares of subsidiaries	3,546
Losses on sales of shares of affiliates	7,546
Amortization of goodwill	343,368

Profits before income taxes	829,443

Income taxes-current	189,231
Income taxes-deferred	31,668

Total taxes	220,899

Profits	608,543

Profits attributable to non-controlling interests	80,392

Profits attributable to owners of parent	528,151

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2020
Assets:
Current assets:
Cash and due from banks	186,945
Prepaid expenses	66
Accounts receivable	150,913
Others	336,015
Allowance for credit losses	(32)
Total current assets	673,908
Fixed assets:
Tangible fixed assets:
Buildings	55
Equipment and furniture	3,676
Lease assets	6,048
Total tangible fixed assets	9,779
Intangible fixed assets:
Trademarks	107
Software	12,216
Others	11,512
Total intangible fixed assets	23,835
Investments and other assets:
Equity securities of subsidiaries and affiliates	9,473,384
Long-term loans receivable from subsidiaries and affiliates	8,444,802
Deferred tax assets	25,082
Others	29
Allowance for credit losses	(819)
Total investments and other assets	17,942,478
Total fixed assets	17,976,094

Total assets	18,650,002

Liabilities:
Current liabilities:
Short-term borrowings	1,255,990
Lease liabilities	1,716
Accounts payable	84,295
Accrued expenses	27,969
Income taxes payable	12
Deposits received	1,431
Reserve for bonuses	897
Reserve for bonuses to directors	248
Others	309,789
Total current liabilities	1,682,351
Fixed liabilities:
Bonds payable	8,265,037
Long-term borrowings	199,500
Lease liabilities	4,835
Reserve for stocks payment	1,652
Others	16
Total fixed liabilities	8,471,041

Total liabilities	10,153,393

(In millions of yen)	As of March 31, 2020
Net assets:
Shareholders’ equity:
Capital stock	2,141,513
Capital surplus:
Capital reserve	2,141,524
Other capital surplus	1,056,389
Total capital surplus	3,197,914
Retained earnings:
Other retained earnings:
Other reserve	150,000
Earned surplus brought forward	3,596,513
Total retained earnings	3,746,513
Treasury stock	(504,167)
Total shareholders’ equity	8,581,773
Valuation and translation adjustments:
Net deferred gains on hedging instruments	(85,223)
Total valuation and translation adjustments	(85,223)
Subscription rights to shares	59

Total net assets	8,496,609

Total liabilities and net assets	18,650,002

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2020
Operating income:
Dividends	367,350
Management fees from subsidiaries and affiliates	33,543

Total operating income	400,893

Operating expenses:
General and administrative expenses	34,044

Total operating expenses	34,044

Operating profits	366,848

Non-operating income:
Interest on loans and deposits	174,499
Dividends	10,298
Non-recurring revenue from prepayment of loans	11,112
Others	3,822

Total non-operating income	199,732

Non-operating expenses:
Interest on borrowings	12,445
Interest on bonds payable	181,894
Provision for allowance for credit losses	96
Losses on redemption of bonds	10,818
Bond issuance costs	10,166
Others	945

Total non-operating expenses	216,366

Ordinary profits	350,214

Extraordinary gains:
Gains on liquidation of equity securities of subsidiaries	202
Gain on sales of fixed assets	54
Gains on the sale of equity securities of affiliates	80,065

Total extraordinary gains	80,323

Extraordinary losses:
Losses on retirement of fixed assets	42
Losses on valuation of equity securities of subsidiaries	1,743

Total extraordinary losses	1,785

Profits before income taxes	428,752

Income taxes-current	(217)
Income taxes-deferred	(30)

Total taxes	(247)

Profits	429,000

INDEPENDENT AUDITOR’S REPORT

May 14, 2020

To the Board of Directors of

Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC Tokyo office

Designated Engagement Partner,
Certified Public Accountant:

Hidehito Goda

Designated Engagement Partner,
Certified Public Accountant:

Hiroharu Nakamura

Designated Engagement Partner,
Certified Public Accountant:

Shigehiko Matsumoto

Designated Engagement Partner,
Certified Public Accountant:

Kentaro Mizushima

Opinion

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the nonconsolidated financial statements of Mitsubishi UFJ Financial Group, Inc. (the “Company”), namely, the nonconsolidated balance sheet as of March 31, 2020, the nonconsolidated statement of income, and nonconsolidated statement of changes in net assets for the 15th fiscal year from April 1, 2019 to March 31, 2020, and the related notes and the accompanying supplementary schedules.

In our opinion, the accompanying nonconsolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Nonconsolidated Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the nonconsolidated financial statements of the current period. This matter was addressed in the context of our audit of the nonconsolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Valuation of Subsidiary Shares

The Company, a banking holding company managed a wide range of financial business, has stated equity securities of subsidiaries on the balance sheet at cost. Of these, the balances of equity securities of subsidiaries with no quoted market price available are ¥8,561 billion, accounting for a large percentage of the total assets (approximately 45%). The valuation criteria and balance of equity securities of subsidiaries are described in “1. Securities” in “Notes to Significant Accounting Policies” in “Notes to the Non-consolidated Financial Statements” and “1. Equity Securities of Subsidiaries and Affiliates” in “Other Notes” in “Notes to the Non-consolidated Financial Statements.”

The description of the key audit matter and why the matter was determined to be a key audit matter

Whether or not to recognize impairment of equity securities of subsidiaries with no quoted market price available is determined by comparing the cost with the substantial value. Unless the subsidiary that issued equity securities is classified as “bankrupt borrowers,” “virtually bankrupt borrowers,” or “likely to become bankrupt borrowers,” the management will decide to reduce the amount to the substantial value if the substantial value of equity securities of subsidiaries is less than 50% of these cost.

With regard to whether or not to recognize impairment of equity securities of subsidiaries, there is no situation that risk of material misstatement is high in our audit for this fiscal year as a result of comparing the cost of each equity securities of subsidiaries with the substantial value of them calculated based on the net assets per share of each subsidiary. However, since the amount of equity securities of subsidiaries with no quoted market price available are material on the balance sheet, we identified the appropriateness of the valuation of the equity securities of subsidiaries as our key audit matter.

How the key audit matter was addressed in the audit

For the key audit matter, we tested the effectiveness of internal controls over the valuation of the equity securities of subsidiaries. We additionally obtained and examined the results of the valuation of the equity securities of subsidiaries.

In testing the effectiveness of internal controls, we tested the effectiveness of internal controls, including review and approval, over management’s calculation of substantial value. We also tested the effectiveness of internal controls over the completeness and accuracy of key underlying data used in performing the aforementioned controls.

In addition, in order to evaluate whether the substantial value of the equity securities of subsidiaries is appropriately calculated based on the net assets per share of each subsidiary, we examined the calculation of the net assets per share based on the financial information of each subsidiary. Moreover, we evaluated the reasonableness of the result of the determining of whether management to recognize impairment of equity securities of subsidiaries by comparing the cost with the substantial value of the equity securities of subsidiaries. For the financial information of each subsidiary on which net assets per share are calculated based, we evaluated the reliability of the financial information by examining the audit procedures and audit results of major subsidiaries performed by component auditors.

Responsibilities of Management and the Audit Committee for the Nonconsolidated Financial Statements

Management is responsible for the preparation and fair presentation of the nonconsolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of nonconsolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the nonconsolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the Officers and Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Nonconsolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the nonconsolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these nonconsolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the nonconsolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgement. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the nonconsolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate whether the overall presentation and disclosures of the nonconsolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the nonconsolidated financial statements, including the disclosures, and whether the nonconsolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with it all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the nonconsolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Interest Required to Be Disclosed by the Certified Public Accounting Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader. “The accompanying supplemental schedules” referred to in this report are not included in the attached financial documents.

Audit Report

We, as the Company’s Audit Committee, have audited the performance of duties of the Company’s Directors and Corporate Executive Officers during the Company’s fiscal year from April 1, 2019 to March 31, 2020, and hereby report our audit method and results of the audit as follows:

1.	Audit Method Applied by the Audit Committee and Details Thereof

We established the audit policy and audit plans, and received from the Directors, Corporate Executive Officers and other appropriate persons, as well as the Independent Auditors, reports on the performance of their duties, and, when necessary, requested explanations regarding such reports.

In accordance with the audit policy, audit plans and other appropriate policies or plans established by the Audit Committee, the Audit Committee endeavored to gather necessary information and create an improved environment for auditing by taking steps to facilitate communication with the Directors, Corporate Executive Officers and the Internal Audit Division as well as with employees from various sections, including the division responsible for internal control systems and the relevant sections supervising the Company’s group businesses, and to utilize internal audit by the Internal Audit Division. The members of the Audit Committee also attended important meetings, received from the Directors, Corporate Executive Officers, employees and other related persons reports on the performance of their duties (including reports relating to the Company’s subsidiaries), requested explanations regarding such reports when necessary, and inspected the documents related to important decisions in order to examine the status of the Company’s business and assets. The Audit Committee also received reports from the Directors, Corporate Executive Officers, employees and other related persons, requested explanations when necessary, and expressed opinions, on the contents of resolutions by the Board of Directors regarding the establishment of systems as provided in (b) and (e) of Paragraph 1, Article 416 of the Company Law, and on the status of the development and implementation of the systems established by such resolutions (internal control systems).

With respect to the internal control over financial reporting, the Audit Committee received reports from the Directors, Corporate Executive Officers and other related persons on their self-assessment and from Deloitte Touche Tohmatsu LLC on the status of their audit, and requested explanations regarding such reports when necessary.

The Audit Committee took steps to facilitate communication with the Directors and other related persons, Audit and Supervisory Committees and Corporate Auditors of the Company’s subsidiaries and to share information with them. When necessary, the Audit Committee received reports from subsidiaries on their respective businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee oversaw and verified whether the Independent Auditors maintained their independence and conducted their audit in a reasonable manner. The Audit Committee also received from the Independent Auditors reports on the performance of their duties as well as material audit matters, and requested explanations regarding those reports when necessary. The Audit Committee received reports, and when necessary requested explanations and discussed regarding such reports, from the Independent Auditors that they have taken appropriate steps to establish and implement the “system for ensuring appropriate execution of its duties” (as enumerated in Article 131 of the Company Accounting Regulation Ordinance). Based on the foregoing method, the Audit Committee reviewed the non-consolidated financial statements (namely, the balance sheet as of March 31, 2020 of the Company, and the related statements of income and changes in net assets) and accompanying notes, and the consolidated financial statements (namely, the consolidated balance sheet as of March 31, 2020 of the Company, and the related consolidated statements of income and changes in net assets) for the 15th fiscal year from April 1, 2019 to March 31, 2020.

2.	Results of Audit

(1)	Results of Audit of the Business Report and others

A.

In our opinion, the Business Report and the supplementary schedules present fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.

In our opinion, there are no fraudulent acts or material facts in the course of the Directors’ and Corporate Executive Officers’ performance of their duties that violated the applicable laws and regulations or the Articles of Incorporation of the Company.

C.

In our opinion, the details of the resolutions of the Board of Directors regarding the internal control systems are appropriate. Furthermore, we believe that no material issues have been raised concerning items described in the Business Report as well as the performance of the Directors’ and Corporate Executive Officers’ duties both regarding the internal control systems, including that over financial reporting.

(2)	Results of Audit of the Non-consolidated Financial Statements and the Accompanying Supplemental Schedules

In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

May 15, 2020

Members of the Audit Committee of Mitsubishi UFJ Financial Group, Inc.

Akira Yamate

Kaoru Kato

Yasushi Shingai

Tadashi Kuroda

Junichi Okamoto

Note:	Akira Yamate, Kaoru Kato and Yasushi Shingai are outside directors as provided in Item 15, Article 2, and Paragraph 3, Article 400, of the Company Law.

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